Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

ALERIS CORPORATION

ZHONGWANG ALUMINUM CORPORATION,

ZHONGWANG USA LLC

AND

OCM OPPORTUNITIES ALS HOLDINGS, L.P.

(solely in its capacity as the Stockholders Representative under this Agreement)

Dated as of August 29, 2016

i

Section 10.10	Waiver of Jury Trial	68
Section 10.11	Representative	69
Section 10.12	Performance	70

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of August 29, 2016, is by and among (i) ZHONGWANG USA LLC, a Delaware limited liability company (“Parent”), (ii) ZHONGWANG ALUMINUM CORPORATION, a Delaware corporation and a direct, wholly owned Subsidiary of Parent (“Merger Sub”), (iii) ALERIS CORPORATION, a Delaware corporation (the “Company”), and (iv) OCM OPPORTUNITIES ALS HOLDINGS, L.P., a Delaware limited partnership, solely as representative for the Stockholders, the Optionholders and RSU Holders (the “Stockholders Representative”).

WHEREAS, the respective Boards of Directors of Parent, Merger Sub and the Company have unanimously approved and declared advisable this Agreement and the merger of Merger Sub with and into the Company (the “Merger”), upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, concurrently with the execution and delivery of this Agreement, Parent, the Company and the HK Escrow Agent have executed and delivered an escrow agreement (the “HK Escrow Agreement”), pursuant to which the HK Escrow Agent will administer the HK Escrow Account as contemplated by Section 9.6(a) hereof; and

WHEREAS, as an inducement to the Parent’s willingness to enter into this Agreement, immediately following the execution and delivery of this Agreement, the Company will obtain and deliver to Parent (i) the written consents of the Apollo Stockholders, the Oaktree Stockholders and the Sankaty Stockholders (each as defined in the Stockholders Agreement) (the Apollo Stockholders, Oaktree Stockholders and the Sankaty Stockholders, collectively, the “Majority Stockholders”) approving this Agreement, the Merger and the transactions contemplated by this Agreement (the “Stockholder Consent”) and (ii) an undertaking of such Majority Stockholders to issue a notice (the “Drag Notice”) to exercise their rights pursuant to Section 3.2(a) of that certain stockholders agreement dated June 1, 2010 (the “Stockholders Agreement”).

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements hereinafter contained, and intending to be legally bound hereby, the parties hereby agree as follows:

ARTICLE I.

DEFINITIONS

Section 1.1 Certain Definitions.

(a) For purposes of this Agreement, the following terms shall have the meanings specified in this Section 1.1:

“Additional Base Consideration” means the product of (a) five percent (5%) of the Base Consideration, and (b) the number of calendar days that have elapsed through and including the calendar day immediately prior to the Closing Date from and including the date on which Parent delivers to the Company a Cut-off Date Notice divided by three hundred sixty five (365) days.

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person, and the term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by Contract or otherwise.

“Aggregate Exercise Amount” means the aggregate amount of the per share exercise prices payable for all of the Options outstanding immediately prior to the Effective Time that have an exercise price that is less than the Per Share Merger Consideration.

“Aggregate Shares” means the sum of (i) the number of shares of Common Stock issued and outstanding immediately prior to the Effective Time (excluding the Excluded Shares), plus (ii) the aggregate number of shares of Common Stock for which Options outstanding immediately prior to the Effective Time and have an exercise price that is less than the Per Share Merger Consideration, plus (iii) the aggregate number of shares of Common Stock represented by all RSUs outstanding (including any RSUs that have vested but not yet settled) immediately prior to the Effective Time, plus (iv) the aggregate number of shares of Common Stock actually issued upon conversion of any Exchangeable Notes surrendered for conversion prior to the Effective Time.

“Antitrust Law” means the HSR Act, the Federal Trade Commission Act, as amended, the Sherman Act, as amended, the Clayton Act, as amended, and any applicable foreign Laws and all other applicable antitrust or competition Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Base Consideration” means an amount in cash equal to $1,110,000,000.

“Business Day” means any day of the year on which national banking institutions in New York, New York, and Hong Kong and Beijing, People’s Republic of China, are open to the public for conducting business and are not required or authorized to close.

“Company Intellectual Property” means all Intellectual Property owned or purported to be owned by the Company or any of its Subsidiaries.

“CFIUS” means the Committee on Foreign Investment in the United States.

“CFIUS Clearance” means Parent shall have received written confirmation from CFIUS that it has completed its review (or, if applicable) investigation under Exon-Florio and determined that there are no unresolved national security concerns with respect to the transactions contemplated by this Agreement.

“Code” means the Internal Revenue Code of 1986, as amended.

“Common Stock” means the common stock, par value $0.01 per share, of the Company.

“Confidentiality Agreement” means that certain Confidentiality Agreement entered into by the Company and Zhongwang International Group Limited, dated as of January 20, 2016.

“Contract” means any contract, indenture, note, bond, lease, license, binding commitment or instrument, or other agreement, and any amendments and supplements thereto.

“DGCL” means the General Corporation Law of the State of Delaware as in effect from time to time.

“Environmental Law” means all applicable Laws and Orders regarding pollution, protection of the environment, natural resources and/or human health and safety (to the extent relating to exposure to Hazardous Materials), including those protecting the quality of the indoor air, ambient air, soil, surface water or groundwater and those regarding the exposure to and/or Release, threatened Release, control, or cleanup of Hazardous Materials.

“Equity Incentive Plan” means the Aleris Corporation 2010 Equity Incentive Plan, as amended.

“Exchangeable Notes” means the 6% Senior Subordinated Exchangeable Notes due 2020 issued by Aleris International, Inc.

“Exchangeable Notes Indenture” means the Indenture, dated as of June 1, 2010, by and among the Company, Aleris International, Inc. and The Bank of New York Mellon Trust Company, N.A., as Trustee, for the Exchangeable Notes.

“Exon-Florio” means the Exon-Florio Amendment to the Defense Production Act of 1950, 50 U.S.C. app. § 2170.

“Force Majeure” means acts of terrorism, fire, explosion, earthquake, storm, flood, wars, insurrection, riot, acts of God, any Order or any other change, event, circumstance or effect not reasonably within the control of the party claiming force majeure.

“GAAP” means generally accepted accounting principles in the United States in effect on the date hereof.

“Governmental Body” means any government, political subdivision, court, tribunal, arbitrator, department, commission, board, bureau, agency, authority, instrumentality, self-regulatory organization or other body exercising judicial, quasi-judicial, legislative, executive or other government powers, whether federal, state, local, foreign or otherwise (including, without limitation, national or supranational authorities that have jurisdiction to review the transactions contemplated by this Agreement).

“Hazardous Material” means all pollutants, contaminants, chemicals, compounds or industrial, toxic, hazardous or petroleum or petroleum-based substances or wastes, waste waters or byproducts, including lead-based paint, asbestos or polychlorinated biphenyls, and any other substances or wastes subject to regulation under any Environmental Law.

“HK Escrow Agent” means Bank of China (Hong Kong) Limited.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Intellectual Property” means all U.S. and foreign: (i) patents and rights in inventions, (ii) trademarks and service marks, (iii) copyrights and (iv) rights in each of know-how and trade secrets; in each case, whether unregistered or registered (and including all applications for any of the foregoing).

“IRS” means the United States Internal Revenue Service.

“IT Contract” means any third-party Contract under which an IT System is licensed, leased, supplied, maintained or supported.

“IT Systems” means the information and communications technologies owned or licensed by the Company or any of its Subsidiaries, including hardware, software, and networks.

“Knowledge of the Company” means the actual knowledge of (i) Sean M. Stack, (ii) Eric M. Rychel, (iii) I. Timothy Trombetta, (iv) Chris Clegg, (v) Ken Willings, (vi) Pauline Moorman, (vii) Philippe Meyer, (viii) Scott McKinley, (ix) Ingo Kroepfl, (x) Roland Leder, (xi) Tamara Polmanteer, (xii) Mike Keown, (xiii) Steve Faas, (xiv) Eric van der Donk, (xv) Tonio Bahner, (xvi) Jack Govers, (xvii) John Zhu and (xviii) Robert Pence.

“Law” means any applicable foreign, federal, state or local law, statute, code, ordinance, rule, regulation, common law or Order, including any legally binding interpretation thereof, by any Governmental Body.

“Lien” means, with respect to any property or asset, any lien, encumbrance, pledge, mortgage, deed of trust, security interest, claim, lease, charge, option, right of first refusal or easement of any kind or nature whatsoever.

“Material Adverse Effect” means any change, event, circumstance or effect that has, or could reasonably be expected to have, individually or in the aggregate, a material adverse effect on the results of operations, business or financial condition of the Company and its Subsidiaries (taken as a whole), or ability of the Company to consummate the transactions contemplated hereby, other than a change, event, circumstance or effect to the extent resulting from one or more of the following: (i) any change in the United States or foreign economies or capital, credit, financial or securities markets in general, including changes in interest or exchange rates; (ii) any change that generally affects any industry in which the Company or any of its Subsidiaries operates; (iii) any outbreak or change arising in connection with hostilities, acts of war (whether declared or not), sabotage or terrorism or military actions or any escalation or material worsening of any such hostilities, acts of war, sabotage or terrorism or military actions existing or underway as of the date hereof; (iv) any action taken by Parent or its Affiliates with respect to the transactions contemplated by this Agreement or with respect to the

Company or its Subsidiaries; (v) any earthquakes, hurricanes, floods, tornadoes or other natural disasters; (vi) changes in applicable Laws, in applicable regulations of any Governmental Body, in GAAP or in applicable accounting standards, or any changes in the interpretation or enforcement of any of the foregoing, or any changes in general legal, regulatory or political conditions (including embargoes); (vii) the public announcement of this Agreement; (viii) compliance with the terms of this Agreement or the consummation of the transactions contemplated by this Agreement; (ix) any failure to meet any internal or public projections, budgets, forecasts or estimates of revenue, earnings cash flow or cash position (it being understood that the facts and circumstances giving rise or contributing to any such failure may, unless otherwise excluded by another clause in this definition of “Material Adverse Effect”, be taken into account in determining whether a “Material Adverse Effect” has occurred), (x) any change in the price of aluminum, as quoted on the London Metal Exchange (or the Midwest premium thereon), (xi) any changes in the price or availability of raw materials, including the type customarily purchased by the Company or its Subsidiaries, or (xii) any change or prospective change in credit ratings and in any analyst recommendations or ratings with respect to the Company or its Subsidiaries (it being understood that the facts and circumstances giving rise or contributing to any such failure may, unless otherwise excluded by another clause in this definition of “Material Adverse Effect”, be taken into account in determining whether a “Material Adverse Effect” has occurred); provided, that in the case of clauses (i), (ii), (iii), (v), (vi), (x) and (xi) above, any change, event, circumstance or effect may be taken into account in determining whether a Material Adverse Effect has occurred to the extent such change, event, circumstance or effect has a materially disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, as compared to other participants in the industry in which the Company and its Subsidiaries operate (but only to the extent of such disproportionality).

“New York Escrow Agent” means a bank to be mutually agreed upon by Parent, the Company and the Stockholders Representative.

“Option” means the unexercised portion of each and every option to purchase Common Stock which is or will be outstanding as of immediately prior to the Effective Time, pursuant to the terms of the Equity Incentive Plan.

“Optionholder” means any holder of Options as of immediately prior to the Effective Time.

“Order” means any order, injunction, judgment, decree, ruling, writ, assessment, stipulation, determination or award entered by or with any Governmental Body or any arbitration award.

“Ordinary Course of Business” means the ordinary and usual course of business of the Company and its Subsidiaries, consistent with past practice.

“Per Share Merger Consideration” means (i) the sum of (a), the Base Consideration plus (b) the Additional Base Consideration, if any, plus (c) the Aggregate Exercise Amount less (d) the Transaction Expenses less (e) the Indemnity Escrow Amount, less (f) any amounts paid by the Company to redeem the principal amount of any Exchangeable Notes prior to Closing, divided by (ii) the Aggregate Shares.

“Per Share Merger Option Consideration” means, with respect to a share of Common Stock underlying an Option that has an exercise price that is less than the Per Share Merger Consideration, (i) the Per Share Merger Consideration less (ii) the exercise price for such Option.

“Per Share Merger RSU Consideration” means, with respect to each RSU, (i) the Per Share Merger Consideration, multiplied by (ii) the number of shares of Common Stock covered by such RSU.

“Permits” means any approvals, authorizations, consents, licenses, permits, registrations, and certificates obtained from a Governmental Body.

“Permitted Exceptions” means (i) all defects, exceptions, restrictions, easements, rights of way and encumbrances disclosed in policies of title insurance made available to Parent; (ii) Liens for Taxes, assessments or other governmental charges not yet delinquent or the validity of which is being contested in good faith by appropriate proceedings (promptly instituted and conducted) and in either case, for which reserves have been established to the extent required by GAAP; (iii) mechanics’, carriers’, workers’, repairers’ and similar Liens arising or incurred in the Ordinary Course of Business or that are being contested in good faith; (iv) zoning, entitlement and other similar land use regulations by any Governmental Body; (v) title of a lessor under a capital or operating lease; (vi) licenses granted in the Ordinary Course of Business; (vii) Liens that will be released prior to or as of the Closing; (viii) Liens arising under this Agreement; (ix) Liens created by or through Parent or Merger Sub, (x) Liens set forth on Schedule 1.1(a); and (xi) such other Liens, that, individually or in the aggregate, do not materially impair, and would not reasonably be expected to materially impair, the continued use and operation of the properties to which they relate in the conduct of the business of the Company and its Subsidiaries.

“Person” means any individual, corporation, limited or general partnership, firm, joint venture, limited liability company, limited liability partnership, association, joint-stock company, trust, unincorporated organization, Governmental Body or other entity.

“PRC” means the People’s Republic of China.

“Proceeding” means any action, suit, hearing, claim, investigation, arbitration or proceeding.

“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, seeping, migrating, dumping or disposing of any Hazardous Material (including the abandonment or discarding of barrels, containers and other closed receptacles containing any Hazardous Material) into the environment.

“Representative” means, with respect to any Person, any officer, director, principal, partner, manager, member, attorney, accountant, agent, employee, consultant, financial advisor, or other authorized representative of such Person or any Affiliate of such Person.

“RSU Holder” means any holder of RSUs as of immediately prior to the Effective Time.

“SEC” means the United States Securities and Exchange Commission.

“Stockholder” means any holder of Common Stock that is issued and outstanding as of immediately prior to the Effective Time.

“Subsidiary” of any Person means any corporation or other Person of which securities or other interest having the power to elect a majority of that corporation’s or other Person’s Board of Directors or similar governing body, or otherwise having the power to direct or cause the direction of the business, management and policies of such corporation or other Person, are owned or controlled, directly or indirectly, by such first Person or one or more of the other Subsidiaries of such first Person or a combination thereof.

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes and filed or required to be filed with any Taxing Authority, including any schedule or attachment thereto, and including any amendment thereof.

“Taxes” means any federal, state, local or non-U.S. income, gross income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, customs duty, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax or similar governmental fee, assessment or charge of any kind whatsoever, including any interest, penalty, or addition thereto and any interest in respect of such additions or penalties.

“Taxing Authority” means any Governmental Body having jurisdiction over the assessment, determination, collection, imposition or administration of any Tax.

“Transaction Expenses” means (x) all out of pocket fees and expenses incurred by the Company and any Subsidiary at or prior to the Closing in connection with the preparation, negotiation and execution of this Agreement and any ancillary agreements, and the performance and consummation of the Merger and the other transactions contemplated hereby and thereby and (y) any amounts payable to any current or former officer, director, employee or consultant of the Company or any Subsidiary in the nature of any transaction bonuses, sale bonuses, phantom equity award payments, contingent payments, discretionary bonuses, “stay-put” payments, tax gross-ups, tax make-whole payments or other compensatory payments (including the employer portion of any payroll or other withholding Taxes payable in connection therewith), in each case payable as a result of the execution of this Agreement or the performance or consummation of the transactions contemplated hereby; provided, that in no event shall Transaction Expenses include any fees, expenses, premiums or penalties (prepayment or otherwise) or make whole payments payable in connection with (i) amounts outstanding under third party indebtedness of the Company or any Subsidiary, or (ii) any debt, equity or other financing facilities entered into in connection with the Merger and the transactions contemplated hereby at the request of Parent.

(b) For purposes of this Agreement, the following terms have meanings set forth in the Sections indicated:

Term	Section

280G Approval	Section 6.19
Acquisition Proposal	Section 6.14
Affiliate Contracts	Section 4.20
Agreement	Preamble
Antitrust Filings	Section 6.4(a)
Bankruptcy and Equity Exception	Section 4.2
Book-Entry Shares	Section 3.2(b)(i)
Certificate of Merger	Section 2.2
Certificates	Section 3.2(b)(i)
Circular 7	Section 3.7
Claim	Section 6.7(b)
Closing	Section 9.1
Closing Date	Section 9.1
Collective Agreements	Section 4.15(a)
Company	Preamble
Company 2016 Balance Sheet	Section 4.8
Company Benefit Plan	Section 4.14(a)
Company Documents	Section 4.2
Company Employees	Section 6.9(a)
Company Intellectual Property	Section 4.12(a)
Company Pension Plan	Section 4.14(c)
Company SEC Documents	Section 4.6(a)
Contingent Company Equity	Section 4.4(a)
Cut-off Date Notice	Section 9.1
Designated Purchaser	Section 3.8
Designation	Section 3.8
Disclosure Schedules	Introductory paragraph to Article IV
Dispute	Section 10.5(a)
Dissenting Shares	Section 3.5
Dissenting Stockholders	Section 3.5
DOJ	Section 6.4(a)
Drag Notice	Recitals
Effective Time	Section 2.2
End Date	Section 9.2(a)
Environmental Permits	Section 4.18(a)
ERISA	Section 4.14(a)
ERISA Affiliate	Section 4.14(f)
Exchange Act	Section 4.6(a)
Exchange Fund	Section 3.2(a)
Excluded Shares	Section 3.1(b)
Existing Debt Actions	Section 6.5(b)
FCPA	Section 4.17(d)
First Indemnifiable Matter	Section 8.2(b)
First Indemnity Escrow Account	Section 8.2(a)
FTC	Section 6.4(a)

Term	Section

HK Escrow Account	Section 9.5(a)
HK Escrow Agreement	Recitals
ICDR	Section 10.5(a)
ICDR Rules	Section 10.5(a)
Indemnifiable Matter	Section 8.2(b)
Indemnifiable Losses	Section 8.2(b)
Indemnitee(s)	Section 6.7(a)
Indemnity Escrow Account	Section 8.2(a)
Indemnity Escrow Agreement	Section 8.2(a)
Indemnity Escrow Amount	Section 8.2(a)
Lease	Section 4.11(b)(ii)
Leased Real Property	Section 4.11(b)(i)
Letter of Transmittal	Section 3.2(b)(i)
Majority Stockholders	Recitals
Material Contract(s)	Section 4.13(a)
Material Customers	Section 4.22(a)
Material Suppliers	Section 4.22(a)
Maximum Premium	Section 6.7(c)
Measurement Date	Section 4.4(a)
Merger	Recitals
Merger Sub	Preamble
Merger Sub Shareholder Approval	Section 6.15
Named Entities	Section 6.4(b)
New Debt Actions	Section 6.5(c)
Non-U.S. Benefit Plan	Section 4.14(a)
Option Cancellation Amount	Section 3.4(a)
Owned Real Property	Section 4.11(b)(i)
Parent	Preamble
Parent Documents	Section 5.2
Parent Indemnitee(s)	Section 8.2(b)
Parent Plan	Section 6.9(a)
Parent Termination Fee	Section 9.5(b)
Paying Agent	Section 3.2(a)
PRC Regulatory Filing	Section 6.4(a)
Preferred Stock	Section 4.4(a)
Real Property	Section 4.11(b)(i)
Resolution	Section 8.2(b)
RSU	Section 3.4(b)
RSU Payment Amount	Section 3.4(b)
Sanctions Law	Section 4.17(c)
Second Indemnifiable Matter	Section 8.2(b)
Second Indemnity Escrow Account	Section 8.2(a)
Securities Act	Section 4.6(a)
Stockholder Consent	Recitals
Stockholders Agreement	Recitals

Term	Section

Stockholders Representative	Preamble
Surviving Corporation	Section 2.1
U.S. Benefit Plans	Section 4.14(b)
Waived 280G Benefits	Section 6.19

(c) Unless otherwise expressly provided, for purposes of this Agreement, the following rules of interpretation shall apply:

(i) Calculation of Time Period. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded. If the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day.

(ii) Dollars. Any reference in this Agreement to “$” means U.S. dollars. The specification of any dollar amount in the representations and warranties or otherwise in this Agreement or in the Disclosure Schedules is not intended and shall not be deemed to be an admission or acknowledgment of the materiality of such amounts or items, nor shall the same be used in any dispute or controversy between the parties to determine whether any obligation, item or matter (whether or not described herein or included in any schedule) is or is not material for purposes of this Agreement.

(iii) Exhibits/Schedules. The Exhibits and Schedules to this Agreement are hereby incorporated and made a part hereof and are an integral part of this Agreement. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Schedule or Exhibit but not otherwise defined therein shall be defined as set forth in this Agreement. References to the transactions contemplated by this Agreement include the transactions contemplated by the other Company Documents and Parent Documents.

(iv) Gender and Number. Any reference in this Agreement to gender shall include all genders, and words imparting the singular number only shall include the plural and vice versa.

(v) Headings. The provision of a Table of Contents, the division of this Agreement into Articles, Sections and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect or be utilized in construing or interpreting this Agreement. All references in this Agreement to any “Article” or “Section” are to the corresponding Article or Section of this Agreement unless otherwise specified.

(vi) Herein. The words such as “herein,” “hereinafter,” “hereof,” and “hereunder” refer to this Agreement as a whole and not merely to a subdivision in which such words appear unless the context otherwise requires.

(vii) Including. The word “including” or any variation thereof means “including, without limitation” and shall not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it.

(viii) Reflected On or Set Forth In. An item arising with respect to a specific representation or warranty shall be deemed to be “reflected on” or “set forth in” a balance sheet or financial statements, to the extent any such phrase appears in such representation or warranty, if (i) there is a reserve, accrual or other similar item underlying a number on such balance sheet or financial statements that related to the subject matter of such representation, (ii) such item is otherwise specifically set forth on the balance sheet or financial statements or (iii) such item is reflected on the balance sheet or financial statements and is specifically set forth in the notes thereto.

(ix) Joint Drafting. The parties hereto have participated jointly in the negotiation and drafting of this Agreement and the other agreements contemplated hereby and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

ARTICLE II.

THE MERGER

Section 2.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company. Following the Effective Time, the separate corporate existence of Merger Sub will cease, and the Company will continue as the surviving corporation in the Merger (the “Surviving Corporation”) and shall succeed to and assume all the rights and obligations of Merger Sub in accordance with the DGCL.

Section 2.2 Effective Time. Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the parties shall file with the Secretary of State of the State of Delaware a certificate of merger (the “Certificate of Merger”) executed in accordance with, and in such form as is required by, the relevant provisions of the DGCL and, as soon as practicable on or after the Closing Date, shall make all other filings and recordings required under the DGCL and Section 2.4 of this Agreement. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware, or at such later time as Parent and the Company shall agree and shall specify in the Certificate of Merger (the date and time the Merger becomes effective is herein referred to as the “Effective Time”).

Section 2.3 Effect of the Merger. The Merger shall have the effects set forth in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, from and after the Effective Time, all the properties, rights, privileges, immunities, licenses, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

Section 2.4 Certificate of Incorporation and Bylaws.

(a) At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, or the Company, the certificate of incorporation of the Company shall be amended to be identical to the certificate of incorporation of Merger Sub as in effect immediately prior to the Effective Time, and as so amended, shall be the certificate of incorporation of the Surviving Corporation until amended in accordance with the terms thereof or as provided by applicable Law (and subject to Section 6.7).

(b) At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, or the Company, the bylaws of the Company shall be amended to be identical to the bylaws of Merger Sub as in effect immediately prior to the Effective Time, and as so amended, shall be the bylaws of the Surviving Corporation until amended in accordance with the terms thereof or as provided by applicable Law (and subject to Section 6.7).

Section 2.5 Directors. From and after the Effective Time the directors of Merger Sub as of immediately prior to the Effective Time shall be the directors of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified.

Section 2.6 Officers. From and after the Effective Time the officers of the Company as of immediately prior to the Effective Time shall be the officers of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

ARTICLE III.

EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE CONSTITUENT CORPORATIONS; EXCHANGE OF CERTIFICATES; PAYMENTS

Section 3.1 Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Company, Parent or Merger Sub or the holder of any shares of capital stock or other securities of the Company, Parent or Merger Sub:

(a) Each share of capital stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and non-assessable share of common stock, par value $0.01 per share, of the Surviving Corporation, and such shares shall constitute the only outstanding shares of capital stock of the Surviving Corporation as of the Effective Time.

(b) Each share of Common Stock issued and outstanding as of the Effective Time (other than (i) the shares to be canceled pursuant to Section 3.1(c) or Section 3.1(d) below (such shares, the “Excluded Shares”), or (ii) the Dissenting Shares) shall automatically be canceled and retired and shall cease to exist and be converted into the right to receive (x) the Per Share Merger Consideration and (y) the payments, if any, set forth in Section 8.2, in each case in accordance with the provisions hereof, in cash and without interest.

(c) Each share of Common Stock that is owned by the Company (as treasury stock or otherwise) or any of its Subsidiaries immediately prior to the Effective Time shall automatically be canceled and retired and shall cease to exist and no consideration shall be delivered in exchange therefor.

(d) Each share of Common Stock that is owned by Parent or any of its Affiliates immediately prior to the Effective Time shall automatically be canceled and retired and shall cease to exist and no consideration shall be delivered in exchange therefor.

(e) Each Dissenting Share shall automatically be canceled and retired and shall cease to exist and no consideration shall be delivered in exchange therefore, subject to the right of the holders thereof to receive the payment to which reference is made in Section 3.5 with respect to such Dissenting Shares.

Section 3.2 Payments.

(a) Paying Agent. Prior to the Closing Date, Parent shall appoint a bank or trust company that is reasonably acceptable to the Company to act as paying agent (the “Paying Agent”) for the payment of the Per Share Merger Consideration and the payments, if any, set forth in Section 8.2, in each case in accordance with the provisions hereof, and shall enter into an agreement relating to the Paying Agent’s responsibilities, which agreement shall be reasonably acceptable to the Company. On the Closing Date and prior to the filing of the Certificate of Merger, Parent shall deposit, or shall cause to be deposited, with the Paying Agent, for the benefit of the Stockholders, a cash amount in immediately available funds equal to (i) the Base Consideration plus the Additional Base Consideration, if any, less (ii) the product of (x) the Per Share Merger Consideration, multiplied by (y) the aggregate number of Dissenting Shares, less (iii) the Option Cancellation Amount, less (iv) the RSU Payment Amount, less (v) the Transaction Expenses, less (vi) any amounts paid by the Company to redeem the principal amount of any Exchangeable Notes prior to Closing, less (vii) the Indemnity Escrow Amount (such aggregate amount as deposited with the Paying Agent, the “Exchange Fund”).

(b) Payment Procedures.

(i) Letter of Transmittal. Prior to (and in any event, within two (2) Business Days after) the Effective Time, the Surviving Corporation shall cause the Paying Agent to mail to each Stockholder a letter of transmittal, including instructions (in form and substance reasonably acceptable to the Company prior to the Effective Time) (a “Letter of Transmittal”) for the surrender of book-entry shares of Common Stock (“Book-Entry Shares”) or certificates representing shares of Common Stock (the “Certificates”), which will specify that delivery of Certificates shall be effected, and risk of loss and title shall pass, only upon delivery of the Certificates (or affidavits of loss in lieu thereof) to the Paying Agent and shall be in such form and have such other provisions as Parent and the Company may reasonably agree and include instructions for use in effecting the surrender of Book Entry Shares or Certificates (or affidavits of loss in lieu thereof) in exchange for the Per Share Merger Consideration, and the payments, if any, set forth in Section 8.2, in each case in accordance with the provisions hereof, with respect to the shares of Common Stock formerly represented thereby. If, after the Effective Time, a Dissenting Stockholder effectively withdraws its demand for, fails to perfect, or loses its, appraisal rights pursuant to Section 262 of the DGCL with respect to any Dissenting Shares, Parent shall make available or cause to be made available to the Paying Agent additional funds in an amount equal to the product of (i) the number of Dissenting Shares for which such Dissenting Stockholder has withdrawn its demand for, failed to perfect, or lost its, appraisal rights pursuant to Section 262 of the DGCL and (ii) the applicable Per Share Merger Consideration. Notwithstanding anything herein to the contrary, the Company and Parent shall use commercially reasonable efforts to cause the Paying Agent to (i) deliver a Letter of Transmittal to the Stockholders of the Company at least five (5) Business Days prior to, and in any event within two (2) Business Days after, the Effective Time, and (ii) assuming delivery to the Paying Agent of a Letter of Transmittal and surrender of the related Book-Entry Shares or Certificates in accordance with this Section 3.2(b) by any such Stockholder prior to the Closing Date, pay to such Stockholder the Per Share Merger Consideration in respect of such Stockholder’s shares on the first (1st) Business Day following the Closing Date.

(ii) Payment for Shares. Upon delivery to the Paying Agent of a Letter of Transmittal by any Stockholder, duly completed and validly signed in accordance with its instructions, and surrender of Book-Entry Shares or Certificates (or affidavits of loss in lieu thereof) that immediately prior to the Effective Time represented such shares of Common Stock (or affidavits of loss in lieu thereof) (other than with respect to Excluded Shares), such Stockholder shall be entitled to receive the Per Share Merger Consideration, and the payments, if any, set forth in Section 8.2, in each case in accordance with the provisions hereof, in respect of such shares, and the Book-Entry Shares or Certificate so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of shares of Common Stock that is not registered in the transfer records of the Company, a check for any cash to be delivered upon compliance with the procedures described above, may be issued to the transferee if the Paying Agent receives documents reasonably required to evidence and effect such transfer and to evidence that any applicable transfer taxes have been paid or that transfer taxes are not applicable. All cash paid as Per Share Merger Consideration upon the surrender of Book-Entry Shares or Certificates in accordance with the terms hereof shall be deemed to have been paid in full satisfaction of all rights pertaining to the applicable shares of Common Stock. No interest will be paid or accrued on any amount payable as provided above.

(iii) Transaction Expenses. At the Effective Time, Parent shall cause the Company and its Subsidiaries to pay the Transaction Expenses to the applicable payees thereof.

(c) Termination of the Exchange Fund. Any portion of the Exchange Fund that remains unclaimed by the Stockholders for one (1) year after the Effective Time shall, to the extent permitted by applicable Law, be delivered by the Paying Agent to the Surviving Corporation. Any Stockholder (other than with respect to Excluded Shares) who has not theretofore complied with this Article III shall thereafter look only to the Surviving Corporation (subject to abandoned property, escheat or similar Laws) for, and the Surviving Corporation shall remain liable for, payment of the applicable Per Share Merger Consideration, without any interest thereon, for such Stockholder’s shares of Common Stock upon surrender of its Book-Entry Shares or Certificates (or affidavits of loss in lieu thereof). Notwithstanding any provision of this Agreement to the contrary, neither the Surviving Corporation or the Paying Agent shall be liable to any Person in respect of shares of Common Stock (or dividends or distributions with respect thereto) delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws.

(d) Lost, Stolen or Destroyed Certificates. In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by Parent, the posting by such Person of a bond in customary amount and upon such terms as may be required by Parent as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate, the Paying Agent will pay the aggregate Per Share Merger Consideration in respect of the number of shares of Common Stock formerly represented by such lost, stolen or destroyed Certificate.

Section 3.3 No Further Ownership Rights in Common Stock. The merger consideration paid in accordance with the terms of this Article III shall be deemed to have been paid in full satisfaction of all rights pertaining to all shares of Common Stock (and all Options and all RSUs), and after the Effective Time there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of shares of Common Stock (or Options or RSUs) that were outstanding prior to the Effective Time. From and after the Effective Time, the Stockholders shall cease to have any rights with respect to shares of Common Stock, all Optionholders shall cease to have any rights with respect to Options and all RSU Holders shall cease to have any rights with respect to RSUs, except as otherwise provided for herein or by applicable Law. If, after the Effective Time, any Book-Entry Shares or Certificates that immediately prior to the Effective Time represented outstanding shares of Common Stock are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged for the merger consideration provided for, and in accordance with the procedures set forth in this Article III.

Section 3.4 Equity Awards.

(a) At the Effective Time, in accordance with the terms of the Equity Incentive Plan, each then outstanding Option that has an exercise price that is less than the Per Share Merger Consideration, whether or not exercisable or vested, shall be canceled and converted into the right receive (i) the Per Share Merger Option Consideration and (ii) the payments, if any, set forth in Section 8.2, in each case in accordance with the provisions hereof. Subject to delivery by each Option holder to the Surviving Corporation of an equity award surrender agreement that has been duly completed and validly signed (in form and substance to be provided by the Company prior to the Effective Time and to be reasonably acceptable to Parent) (the “Equity Award Surrender Agreement”), the Surviving Corporation shall pay to each holder of any such Option, immediately after the Effective Time, for each such Option canceled an amount in cash, without interest, equal to the Per Share Merger Option Consideration (the aggregate amount payable in respect of Options pursuant to this Section 3.4, the “Option Cancellation Amount”), in each case, less required withholding Taxes. To the extent that any outstanding Option has an exercise price that is equal to or greater than the Per Share Merger Consideration, such Option shall be cancelled upon the Effective Time, without any consideration being paid to the applicable Optionholder whatsoever. Prior to the Effective Time, the Company shall take all actions necessary to effectuate the provisions of this Section 3.4(a).

(b) At the Effective Time, in accordance with the terms of the Equity Incentive Plan, each then outstanding time-based vesting restricted stock unit award (including for the purpose of this Section 3.4(b), any RSUs that are vested but have not yet been settled at the Effective Time) granted pursuant to the Equity Incentive Plan (each, an “RSU”) shall vest, be canceled and converted into the right receive (i) the Per Share Merger RSU Consideration (as defined below) and (ii) the payments, if any, set forth in Section 8.2, in each case in accordance with the provisions hereof. Subject to each RSU holder’s delivery to the Surviving Corporation of an Equity Award Surrender Agreement that has been duly completed and validly signed, the Surviving Corporation shall pay, each holder of any such RSU, immediately after the Effective Time, for each such RSU an amount in cash, without interest, equal to the Per Share Merger RSU Consideration (the aggregate amount payable in respect of RSUs pursuant to this Section 3.4, the “RSU Payment Amount”), in each case, less required withholding Taxes. Prior to the Effective Time, the Company shall take all actions necessary to effectuate the provisions of this Section 3.4(b).

(c) On the Closing Date and prior to the filing of the Certificate of Merger, Parent shall deposit, or shall cause to be deposited, with the Company, for the benefit of the Optionholders and the RSU Holders, a cash amount equal to (i) the Option Cancellation Amount, plus (ii) the RSU Payment Amount.

Section 3.5 Dissenting Stockholders. Notwithstanding anything in this Agreement to the contrary, shares of Common Stock that are issued and outstanding immediately prior to the Effective Time and which are held by a Stockholder who did not vote in favor of the Merger (or consent thereto in writing) and who is entitled to demand and properly demands appraisal of such shares (the “Dissenting Shares”) pursuant to, and who complies in all respects with, the provisions of Section 262 of the DGCL (the “Dissenting Stockholders”) shall not be converted into or be exchangeable for the right to receive the Per Share Merger Consideration, but instead such holder shall be entitled to receive such consideration as may be determined to be due to such Dissenting Stockholder pursuant to Section 262 of the DGCL, unless and until such holder shall have failed to perfect or shall have effectively withdrawn or lost its right to appraisal under the DGCL. If any Dissenting Stockholder shall have failed to perfect or shall have effectively withdrawn or lost such right, such holder’s shares of Common Stock shall thereupon be treated as if they had been converted into and become exchangeable for the right to receive, as of the Effective Time, the Per Share Merger Consideration for each such share, in accordance with Section 3.1, without interest. The Company shall give Parent prompt notice and a copy of any written demands for appraisal, attempted withdrawals of such demands, and any other instruments served pursuant to applicable Law that are received by the Company relating to Stockholders’ rights of appraisal, and, at Parent’s expense, Parent shall have the opportunity and right to direct all negotiations and proceedings with respect to demands for appraisal by Stockholders under the DGCL, so long as Parent does not create any pre-Closing obligations of the Company. The Company shall not, except with the prior written consent of Parent, make any payment with respect to any demands for appraisal, offer to settle or settle any such demands or approve any withdrawal of any such demands.

Section 3.6 Withholding Rights. Each of Parent, the Company, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from any amount otherwise payable under this Agreement any Tax required by Law to be deducted and withheld therefrom, and shall timely remit such Tax to the applicable Taxing Authority. Upon becoming aware of any such withholding obligation, Parent, the Company, the Surviving Corporation or the Paying Agent, as the case may be, shall provide commercially reasonable notice to the Person with respect to which such withholding obligation applies, and shall reasonably cooperate with such Person to obtain any available reduction of or relief from such deduction or withholding. Any Tax withheld and remitted to the applicable Taxing Authority in accordance with this Section 3.6 shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such withholding was made.

Section 3.7 Circular 7 Filing. The Company undertakes (on behalf of the Stockholders) to comply with the reporting and tax filing obligations set forth in Circular 7 issued by State Administration of Taxation of PRC dated February 3, 2015 (including any amendment or supplement thereto) and any related PRC laws and regulations (together, “Circular 7”) within 30 days from the date of this Agreement. The Company shall promptly provide Parent with a copy of all such reporting and tax filings once made with the relevant PRC tax authority and provide a receipt or similar document evidencing the completion of such reporting and filing requirements with the relevant PRC tax authority within five (5) Business Days of the date that the Company receives such document from the relevant PRC tax authority. The Parties agree that the Company (at the direction of the Stockholders) shall have the right to control the preparation of the information and documentation that may be submitted to the tax authority and all communications with the tax authority regarding same.

Section 3.8 Designated Purchaser. Parent may, upon written notice to the Company no later than thirty (30) Business Days’ prior to Closing, designate (a “Designation”) either one or more Affiliates of Parent, whether or not existing as of the date hereof, as a “Designated Purchaser” hereunder (each such Person, a “Designated Purchaser”); provided, that no such action or inaction will (i) alter, amend or modify Parent’s obligations hereunder in any respect; (ii) delay, restrict or impede the Closing or the consummation of the transactions contemplated hereby in any respect; or (iii) contribute or give rise to, or result in, the failure of any condition set forth in Section 7.1 or Section 7.2 to be true and correct as of Closing. The Designation shall set forth: (a) the name of the Designated Purchaser, (b) the jurisdiction of organization of the Designated Purchaser and (c) the Subsidiary that the Designated Purchaser shall acquire immediately prior to the Closing, and the Parent shall provide to the Company any other information reasonably requested by the Company in connection with such Designation. Following such Designation: (i) Parent shall be jointly and severally liable with each such Designated Purchaser (on the one hand) to the Company (on the other hand) for all such rights and obligations so assigned to such Designated Purchaser and (ii) Parent shall cause each Designated Purchaser to appoint either Parent or another Designated Purchaser (or in the event there is only one Designated Purchaser, such Designated Purchaser) as its agent in connection with the exercise of its rights and remedies under this Agreement. No such Designation shall relieve Parent of its obligations hereunder.

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed in the disclosure schedules (the “Disclosure Schedules”) delivered to Parent in connection with this Agreement or as set forth in any Company SEC Documents publicly available prior to the date of this Agreement (excluding any risk factor disclosures contained in such documents under the heading “Risk Factors” and any disclosure of risks or other matters included in any “forward-looking statements” disclaimer or other statements that are cautionary, predictive or forward-looking in nature), the Company hereby represents and warrants to Parent that each statement contained in this Article IV is true and correct. The Disclosure Schedules have been arranged, for purposes of convenience only, in Sections corresponding to the Sections of this Article IV. Each Section of the Disclosure Schedules will be deemed to incorporate by reference all information disclosed in any other Section of the Disclosure Schedules to the extent reasonably apparent that such information applies to such other Section.

Section 4.1 Organization and Good Standing. Each of the Company and its Subsidiaries is an entity duly organized, validly existing and in good standing (where such concept is applicable) under the Laws of the jurisdiction of its incorporation or organization. Each of the Company and its Subsidiaries has all requisite company power, legal right and authority to own, operate and lease its properties and assets and to carry on its business as now conducted. Each of the Company and its Subsidiaries is duly qualified or licensed to do business as a foreign entity and is in good standing in each jurisdiction wherein the character of the properties and assets owned by it, or the nature of its business, makes such qualification or licensure necessary, except where the failure to effect or maintain such qualification or licensure or to be in good standing would not, individually or in the aggregate, have a Material Adverse Effect. The Company has made available to Parent complete and correct copies of the certificate of incorporation, bylaws or similar organizational documents of the Company and each of its Subsidiaries.

Section 4.2 Authorization of Agreement. The Company has all requisite corporate power and authority to execute and deliver this Agreement and the other agreements contemplated hereby or to be executed by the Company in connection with the consummation of the transactions contemplated by this Agreement (the “Company Documents”). This Agreement has been, and each of the Company Documents will be at or prior to the Closing, duly and validly executed and delivered by the Company and (assuming the receipt of the Stockholder Consent and the due authorization, execution and delivery by the other parties hereto and thereto) this Agreement constitutes, and each Company Document when so executed and delivered will constitute, the legal, valid and binding obligation of the Company, enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity) (the “Bankruptcy and Equity Exception”). The Board of Directors of the Company has unanimously (i) determined that this Agreement and the Merger are fair to and in the best interests of the Stockholders, (ii) approved this Agreement and the

Merger, (iii) resolved to recommend that the Stockholders adopt this Agreement, and (iv) directed that this Agreement be submitted to the Stockholders for adoption at a meeting of the Stockholders (or through written consent in lieu of such meeting).

Section 4.3 Conflicts; Consents of Third Parties. Except as set forth on Schedule 4.3(a), none of the execution, delivery and performance by the Company of this Agreement or the Company Documents, the consummation by the Company of the transactions contemplated hereby or thereby, or compliance by the Company with any of the provisions hereof or thereof will (i) conflict with or violate any provision of the certificate of incorporation or bylaws or comparable organizational documents of the Company or any of its Subsidiaries, or (ii) (A) conflict with or violate any Law or Order applicable to the Company or any of its Subsidiaries or by which any of their respective properties or assets are bound, (B) require the Company or any of its Subsidiaries to procure any material authorization, consent or approval by, or to effect any material filing with or material notice to, any Governmental Body, except for (w) compliance with the applicable requirements of the HSR Act and the rules and regulations promulgated thereunder and any other applicable Antitrust Laws, (x) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware as required by the DGCL, or (y) such authorization, consent, approval, filing or notice requirements that become applicable solely as a result of the regulatory status of Parent or any of its Affiliates, (C) require the consent, notice or other action by the Company under, violate or conflict with, constitute a default under, result in the automatic termination or give rise to a right of termination or modification of, or accelerate the performance required by or create in any party the right to accelerate, the express terms of any Material Contract or Permit to which the Company or any of its Subsidiaries is a party or otherwise bound, except for such absences of such consent or notice, or such violations, conflicts, defaults, terminations, modifications or accelerations that would not, individually or in the aggregate, have a Material Adverse Effect, or (D) result in the creation of any Lien upon any of the material assets of the Company and its Subsidiaries (excluding any Permitted Exceptions) under any Material Contract or Permit.

Section 4.4 Capitalization.

(a) The authorized capital stock of the Company consists of (i) 625,000,000 shares of Common Stock and (ii) 100,000,000 shares of preferred stock, par value $0.01 per share (the “Preferred Stock”). As of the close of business on August 17, 2016 (the “Measurement Date”), (A) 31,900,363 shares of Common Stock (excluding treasury shares) were issued and outstanding, all of which were duly authorized, validly issued, fully paid and nonassessable and were issued free of preemptive rights; (B) no shares of Preferred Stock were outstanding; (C) no shares of Common Stock were held by the Company in its treasury; (D) 2,030,517 shares of Common Stock were subject to issuance upon the exercise of Options then outstanding under the Equity Incentive Plan; (E) 182,368 shares of Common Stock were subject to issuance upon the vesting of RSUs then outstanding under the Equity Incentive Plan; and (F) 2,671,836 shares of Common Stock were subject to issuance upon the conversion of the Exchangeable Notes. Other than 2,448,700 shares of Common Stock reserved for issuance under the Equity Incentive Plan, the Company has no shares of Common Stock reserved for issuance in respect of equity awards. Schedule 4.4(a) contains a correct and complete list, as of the Measurement Date, of RSUs and Options issued and outstanding under the Equity Incentive Plan, including the type of award, date of grant, exercise price and vesting and any acceleration provisions with respect thereto. Except as set forth on Schedule 4.4(a), as of the Measurement Date, there were no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, restricted stock units, redemption rights, repurchase rights, agreements, arrangements, calls or commitments that obligate the Company or any of its Subsidiaries to issue or sell or make payments based on the value of any shares of Common Stock or other equity securities of the Company or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any shares of Common Stock or other equity securities of the Company (“Contingent Company Equity”). From the Measurement Date through the date of this Agreement, neither the Company nor any of its Subsidiaries has issued any Contingent Company Equity or any shares of Common Stock, other than upon exercise, vesting or settlement of Options or RSUs or upon exchange of the Exchangeable Notes.

(b) Except as set forth on Schedule 4.4(b), (i) neither the Company nor any of its Subsidiaries has outstanding bonds, debentures, notes or similar obligations, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the Stockholders on any matter and (ii) there are no voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the voting of the capital stock or other equity interests of the Company or any of its Subsidiaries, except in each case for such agreements and arrangements between Subsidiaries of the Company and the Company and other Subsidiaries of the Company or with respect to directors’ qualifying shares (or a nominal amount of shares held pursuant to similar requirements in various jurisdictions).

Section 4.5 Subsidiaries. Schedule 4.5 sets forth a true and complete list of (i) each of the Company’s Subsidiaries and each such Subsidiary’s jurisdiction of incorporation, and (ii) each other Person (other than its Subsidiaries) in which the Company owns any shares of capital stock or other equity interests. Each of the outstanding shares of capital stock or other equity securities of each of the Company’s Subsidiaries is duly authorized, validly issued, fully paid and nonassessable and, except for directors’ qualifying shares (or a nominal amount of shares held pursuant to similar requirements in various jurisdictions), owned by the Company or by a direct or indirect wholly owned Subsidiary of the Company, free and clear of any Liens, other than restrictions under applicable securities Laws and Permitted Exceptions. There are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, restricted stock units, redemption rights, repurchase rights, agreements, arrangements, calls or commitments that obligate the Company or any of its Subsidiaries to issue or sell or make payments based on the value of any shares of common stock or other equity securities of any of the Subsidiaries of the Company or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any equity securities of any Subsidiary of the Company.

Section 4.6 SEC Filings; Internal Controls and Procedures.

(a) Since January 1, 2014, the Company has filed with the SEC all forms, reports, schedules, statements, certificates and other documents required to be filed or furnished by it with the SEC under the Securities Act of 1933, as amended (the “Securities Act”) and the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (all such forms, reports, schedules, statements, certificates, and other documents filed or furnished by the Company since January 1, 2014, the “Company SEC Documents”). As of the time of filing with the SEC: (i) each of the Company SEC Documents complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be), and (ii) none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The Company has made available to Parent correct and complete copies of all SEC comments received from January 1, 2014 to the date hereof and the Company’s responses thereto. There are no outstanding or unresolved comments in any comment letters from the staff of the SEC received from January 1, 2014 to the date hereof by the Company relating to the Company SEC Documents. As of the date hereof, none of the Company SEC Documents, to the Knowledge of the Company, is the subject of ongoing SEC review. None of the Company’s Subsidiaries is required to file or furnish any forms, reports or other documents with the SEC.

(b) The Company has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. The Company’s disclosure controls and procedures are designed to provide reasonable assurances that all material information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002. The Company’s management has completed an assessment of the effectiveness of the Company’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 for the year ended December 31, 2014, and such assessment concluded that such controls were effective. The Company has disclosed to Parent (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting, in each case, that was disclosed to the Company’s auditors or the audit committee of the Company Board of Directors in connection with its most recent evaluation of internal controls over financial reporting prior to the date hereof.

Section 4.7 Financial Statements. The consolidated financial statements of the Company and its Subsidiaries contained in the Company SEC Documents have been prepared in all material respects in accordance with GAAP applied on a consistent basis during the periods presented, except as otherwise noted therein and, subject, in the case of interim unaudited financial statements, to normal year-end adjustments which were not and will not be material, either individually or in the aggregate. Such consolidated financial statements fairly present, in all material respects the consolidated financial position of the Company and its Subsidiaries as of the dates thereof and the results of their operations, their cash flow and changes in their stockholders equity for the periods reflected therein, except as otherwise noted therein and, subject, in the case of interim unaudited financial statements, to normal year-end adjustments which will not be material, either individually or in the aggregate. Such consolidated financial statements complied, as of their respective dates of filing with the SEC, in all material respects with published rules and regulations of the SEC with respect thereto. Such consolidated financial statements have been prepared from, and are in accordance with, the books and records of the Company and its Subsidiaries.

Section 4.8 No Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has any liabilities, obligations or commitments of a nature (whether asserted or unasserted, known or unknown, absolute or contingent, accrued or unaccrued, matured or unmatured or otherwise) that would have been required to be reflected on the Company’s consolidated balance sheet in accordance with GAAP, other than (i) liabilities set forth on Schedule 4.8, (ii) liabilities set forth or reflected or reserved against in the Company’s consolidated balance sheet as of March 31, 2016, including the notes thereto, included in the Company SEC Documents (the “Company 2016 Balance Sheet”), (iii) liabilities incurred in the Ordinary Course of Business since December 31, 2015, (iv) liabilities incurred in connection with the transactions contemplated hereby, (v) liabilities that have been discharged or paid in full prior to the date hereof in the Ordinary Course of Business, and (vi) any other liabilities that, in the aggregate, would not have a Material Adverse Effect.

Section 4.9 Absence of Certain Developments. Except as contemplated by this Agreement and except as set forth on Schedule 4.9, since March 31, 2016, (i) the Company and its Subsidiaries have conducted their respective businesses in the Ordinary Course of Business in all material respects, (ii) neither the Company nor any of its Subsidiaries has taken any action that would have been prohibited by Section 6.2(b) had such action been taken after the date of this Agreement without Parent’s consent, and (iii) there has not been any event, condition or change that, individually or in the aggregate, constitutes a Material Adverse Effect.

Section 4.10 Taxes.

Except as set forth on Schedule 4.10 or would not have a Material Adverse Effect:

(a) Each of the Company and its Subsidiaries has timely filed or caused to be filed all Tax Returns required to be filed by it, and all such Tax Returns were correct and complete in all respects and were prepared in substantial compliance with all applicable laws and regulations.

(b) Each of the Company and its Subsidiaries has timely paid or caused to be paid all Taxes required to be paid by it (excluding any Taxes being contested in good faith through appropriate proceedings and for which adequate reserves have been established in accordance with GAAP).

(c) No jurisdiction in which the Company and its Subsidiaries do not file Tax Returns has made a claim in writing that any of the Company and its Subsidiaries is or may be subject to taxation by that jurisdiction or is or may be required to file Tax Returns in that jurisdiction.

(d) Each of the Company and its Subsidiaries has complied with all Laws relating to the withholding of Taxes.

(e) None of the Company and its Subsidiaries has received written notification that it is currently involved in any audit, examination, dispute or claim concerning Taxes.

(f) There are no outstanding waivers or extensions of the statutory period of limitations for an assessment or adjustment of Tax liabilities owed by any of the Company and its Subsidiaries.

(g) Since January 1, 2012, none of the Company and its Subsidiaries has been included in a consolidated, combined or unitary Tax Return filed by an “affiliated group” (within the meaning of Section 1504 of the Code or any similar or corresponding Law) other than an affiliated group the common parent of which was the Company or one of its Subsidiaries. None of the Company and its Subsidiaries has any liability for any Taxes of any Person (other than any of the Company and its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar or corresponding Law), as a transferee or successor, by contract, or otherwise.

(h) None of the Company and its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any:

(i) change in method of accounting for a taxable period ending on or prior to the Closing Date;

(ii) use of any improper method of accounting for a taxable period ending on or prior to the Closing Date;

(iii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or non-U.S. income tax law) executed prior to the Closing;

(iv) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local, or non-U.S. income tax law) that arose prior to the Closing;

(v) installment sale or open transaction disposition made prior to the Closing;

(vi) prepaid amount received prior to the Closing; or

(vii) election under Section 108(i) of the Code.

(i) None of the Company and its Subsidiaries has received, or currently has an application pending for, a private letter ruling from any Taxing Authority.

(j) None of the Company and its Subsidiaries is participating or has participated in any “listed transaction” within the meaning of Section 6707A(c)(2) of the Code.

(k) The Company is not and has not within the preceding five-year period been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code.

(l) There are no Liens (excluding Permitted Exceptions) for Taxes on any assets of any of the Company and its Subsidiaries.

Section 4.11 Assets; Real Property.

(a) Title. Except as would not be material to the Company and its Subsidiaries, taken as a whole, each of the Company and its Subsidiaries has good and valid title or right to use all of the assets used or held in connection with, or necessary for the conduct of, the business of the Company and its Subsidiaries, taken as a whole, including such owned assets reflected in the Company 2016 Balance Sheet (except for assets sold since the date of the Company 2016 Balance Sheet in the Ordinary Course of Business). Such owned assets are held free and clear of all Liens other than Permitted Exceptions.

(b) Real Property.

(i) Schedule 4.11(b) sets forth a list of (i) all real property owned by the Company or any of its Subsidiaries (the “Owned Real Property”) and (ii) all material real property leased by the Company or any of its Subsidiaries (the “Leased Real Property”, and together with the Owned Real Property, the “Real Property”). The Company or the relevant Subsidiary has good and marketable title to all Owned Real Property free and clear of all Liens except for Permitted Exceptions. The Company or one of its Subsidiaries has a valid and subsisting leasehold estate in all Leased Real Property.

(ii) Except as would not be material to the Company and its Subsidiaries, taken as a whole, (A) assuming the due authorization, execution and delivery thereof by the other party or parties thereto, each lease with respect to the Leased Real Property (a “Lease”) is in full force and effect and is a legal, valid and binding agreement that is enforceable against the Company or a Subsidiary of the Company (as applicable) and, to the Knowledge of the Company, the other party or parties thereto in accordance with its terms, subject to the Bankruptcy and Equity Exception; (B) the Company or one of its Subsidiaries (as applicable) and, to the Knowledge of the Company, each other party thereto are in compliance with all terms of each Lease; and (C) none of the Company or any of the Company’s Subsidiaries has received prior to the date hereof written notice of (x) default or noncompliance by the Company or its Subsidiaries under any Lease, (y) early termination of any Lease or (z) the intent of the counterparty to materially alter the provisions of any Lease.

(iii) Except as would not be material to the Company and its Subsidiaries, taken as a whole, (A) there are no leases, subleases, licenses, rights or other agreements granting any person the right to use or occupy any material portion of the Owned Real Property or the Leased Real Property that could reasonably be expected to adversely affect the existing use of such Owned Real Property or the Leased Real Property by the Company or its Subsidiaries in the operation of its business thereon, and (B) except for such arrangements solely among the Company and its Subsidiaries or among the Company’s Subsidiaries, there are no outstanding options or rights of first refusal in favor of any other party to purchase any Owned Real Property or any portion thereof or interest therein that could reasonably be expected to adversely affect the existing use of the Owned Real Property by the Company in the operation of its business thereon.

(iv) Except as would not be material to the Company and its Subsidiaries, taken as a whole, to the Knowledge of the Company, the use and operation of the Real Property in the conduct of the Company’s or each Subsidiary’s business does not violate in any material respect any law, covenant, condition, restriction, easement, license, permit or agreement.

(v) Except as would not be material to the Company and its Subsidiaries, taken as a whole, to the Knowledge of the Company, there are no actions pending nor threatened against or affecting the Real Property or any portion thereof or interest therein in the nature of or in lieu of condemnation or eminent domain proceedings.

(vi) Except as would not be material to the Company and its Subsidiaries, taken as a whole, to the Knowledge of the Company, all manufacturing plants, production machinery and production equipment are (A) structurally sound and in good condition and repair (ordinary wear and tear excepted), (B) erected and used in compliance with applicable Laws and without violation of any third party rights; and (C) are not subject to any delinquent payments.

Section 4.12 Intellectual Property.

(a) Schedule 4.12(a) sets forth a list of all patents and patent applications, and trademark, service mark and copyright registrations and applications for registration, in each case, that are owned by the Company or any of its Subsidiaries (collectively, “Company Intellectual Property”) and other Intellectual Property.

(b) Except as would not be material to the Company and its Subsidiaries, taken as a whole, the Company or one of its Subsidiaries: is the owner of all right, title and interest in and to each item of Company Intellectual Property listed in Schedule 4.12(a).

(c) Except as would not be material to the Company and its Subsidiaries, taken as a whole, or as provided in Schedule 4.12(c), the Company Intellectual Property is not subject to any Lien (other than a Permitted Exception).

(d) Except as would not be material to the Company and its Subsidiaries, taken as a whole, or as provided in Schedule 4.12(d), neither the Company nor any of its Subsidiaries have granted any licenses to any third party under any of the Company Intellectual Property.

(e) Except as provided in Schedule 4.12(e), the Company and its Subsidiaries are not party to any Proceeding that is currently pending or, to the Knowledge of the Company, threatened in writing by any Person, alleging that the operation of the business by the Company or any of its Subsidiaries infringes, misappropriates or otherwise violates the Intellectual Property of a third party. Except as would not be material to the Company and its Subsidiaries, taken as a whole, to the Knowledge of the Company, none of the Company and its Subsidiaries (i) currently infringes, misappropriates or otherwise violates the Intellectual Property of any Person or (ii) has infringed, misappropriated, or otherwise violated the Intellectual Property of any Person in the last six (6) years.

(f) (i) Except as would not be material to the Company and its Subsidiaries, taken as a whole, neither the Company nor any of its Subsidiaries is party to any Proceeding that is currently pending or threatened in writing, nor does the Company or any of its Subsidiaries currently intend to commence any Proceeding against any Person involving an infringement, misappropriation, or other violation of any Company Intellectual Property and, (ii) to the Knowledge of the Company, no Person is engaging in any activity that infringes, misappropriates or otherwise violates any Company Intellectual Property, except as would not be material to the business of the Company and its Subsidiaries, taken as a whole.

(g) Except as would not be material to the Company and its Subsidiaries, taken as a whole, to the Knowledge of the Company, the Company Intellectual Property and the Intellectual Property used by the Company under license together comprise all the Intellectual Property material to the operation of the business as currently conducted or proposed to be conducted by the Company and its Subsidiaries, and there are no other items of Intellectual Property that are material to the operation of the business.

(h) Except as would not be material to the Company and its Subsidiaries, taken as a whole, the IT Systems are (i) owned by, or validly licensed, leased or supplied under IT Contracts to, the Company or one of its Subsidiaries (provided that the foregoing is not a representation as to the infringement of third party Intellectual Property which is solely the subject of Section 4.12(e)), and (ii) sufficient to carry on the business as currently conducted of the Company and its Subsidiaries.

Section 4.13 Material Contracts.

(a) Schedule 4.13(a) sets forth all of the following Contracts (each a “Material Contract” and, collectively, the “Material Contracts”) to which the Company or any of its Subsidiaries is a party or by which any of them is bound (excluding any Contract covered by Section 4.12(a)) and which:

(i) is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K promulgated under the Securities Act);

(ii) would be treated as a sale-leaseback arrangement under GAAP;

(iii) involves the lease of personal property by the Company or any of its Subsidiaries that provides for rent payable by the Company or any of its Subsidiaries in any twelve (12) month period in excess of $2,000,000 (and which cannot be terminated by the Company or any of its Subsidiaries without penalty on 180 days’ notice);

(iv) is with a Material Customer or a Material Supplier (or an applicable Affiliate or Subsidiary thereof) (excluding Contracts that are routine purchase orders and related releases occurring in the Ordinary Course of Business);

(v) relates to indebtedness for borrowed money of the Company or its Subsidiaries (other than indebtedness between the Company and its Subsidiaries or among the Company’s Subsidiaries) under which the principal amount outstanding thereunder payable by the Company or any of its Subsidiaries is in excess of $1,000,000;

(vi) contains any material outstanding obligation of the Company or any of its Subsidiaries with respect to an “earn out,” contingent purchase price, or similar contingent payment obligation or material indemnification obligation;

(vii) is a joint venture, partnership or similar agreement;

(viii) provides for any change of control bonuses and/or severance payments, in each case, that would become payable solely as a result of the transactions contemplated herein to any current or former “executive officers” (as defined under item 402(a)(3) of Regulation S-K under Rule 3b-7 promulgated under the Exchange Act) of the Company or any of its Subsidiaries;

(ix) relates to the services of any employee, director or officer of the Company or any Subsidiary who is entitled to gross annual base salary, if employed in the United States or China, of at least $225,000, and if employed in Europe, of at least €300,000;

(x) involves unpaid (as of the date hereof) commitments to make capital expenditures in excess of $2,000,000 individually or in the aggregate, by or on behalf of the Company or any of its Subsidiaries other than (i) Contracts between the Company and its Subsidiaries or among the Company’s Subsidiaries or (ii) commitments reflected in the capital expenditure budget of the Company and its Subsidiaries for the 2016 Fiscal Year and provided to Parent;

(xi) restricts in any material respect the ability of the Company or its Subsidiaries to compete in any business or geographic area or hire any individual or group of individuals;

(xii) is with (A) the U.S. Federal Government or any government in a nation-state of the European Union or (B) any other Governmental Body and in each case that involves payments to the Company or any of its Subsidiaries in any twelve (12) month period in excess of $5,000,000;

(xiii) is a license of any Intellectual Property to or from the Company (other than with respect to (i) IT Contracts, (ii) licenses of Intellectual Property between the Company and any of its Subsidiaries, and (iii) commercially available software products under standard end-user object code license agreements) and involves payments by the Company or any of its Subsidiaries in any twelve (12) month period in excess of $1,000,000;

(xiv) relates to the pending acquisition or sale of a business for a purchase price in excess of $5,000,000; or

(xv) constitutes a Contract for borrowed money under which a Person (other than the Company, any of its Subsidiaries or any of their respective customers) is advanced or loaned an amount exceeding $1,000,000; or

(xvi) contains any provision that requires the purchase of all of the Company’s (or any of its Subsidiaries’) requirements for a given product or service from a given third party, which product or service is material to the Company and its Subsidiaries, taken as a whole;

(b) The Company has made available to Parent a correct and complete copy of each Material Contract, including all amendments and supplements thereto. Except as would not have a Material Adverse Effect: (i) assuming the due authorization, execution and delivery thereof by the other party or parties thereto, each Material Contract is in full force and effect and is a legal, valid and binding agreement that is enforceable against the Company or a Subsidiary of the Company (as applicable) and, to the Knowledge of the Company, the other party or parties thereto in accordance with its terms, subject to the Bankruptcy and Equity Exception; (ii) the Company or one of its Subsidiaries (as applicable) and, to the Knowledge of the Company, each other party thereto are in compliance with all terms of each Material Contract; and (iii) none of the Company nor any of the Company’s Subsidiaries has received prior to the date hereof written notice of (x) default or noncompliance by the Company or its Subsidiaries under any Material Contract, (y) early termination of any Material Contract or (z) the intent of the counterparty to alter the provisions of any Material Contract.

Section 4.14 Employee Benefits Plans.

(a) Schedule 4.14(a) sets forth a correct and complete list of all material Company Benefit Plans, other than standard employee offer letters (a representative form of which in all material respects has been provided to Parent) with respect to Company Employees working outside the United States where such employee offer letters are required. For purposes hereof, “Company Benefit Plan” shall mean each “employee benefit plan” (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) and each other material executive compensation, change in control, retention, severance, bonus, golden parachute, stock option, other equity or equity-based compensation, stock purchase, incentive, pension, early retirement, deferred compensation, medical, dental, life insurance, disability, vacation, sick pay, fringe benefit or employee benefit plan, program, arrangement or agreement (including, without limitation, employment, consulting and collective bargaining agreements and works council agreements and individual agreements), insured or self-insured, (i) established, maintained, sponsored or contributed to (or with respect to which any obligation to contribute has been undertaken) by the Company or its Subsidiaries, or (ii) with respect to which the Company or its Subsidiaries has or could have any obligation or liability, in each case on behalf or in favor of any current or former employees, officers, directors, stockholders or other individual service providers of the Company or its Subsidiaries, or their beneficiaries, other than benefit plans or programs that are mandatory under applicable Law and maintained by a Governmental Body. “Non-U.S. Benefit Plan” means each Company Benefit Plan that is subject to the Laws of a jurisdiction outside of the United States and is maintained outside of the United States and is not subject to ERISA. The Company has made available to Parent correct and complete copies of (i) each Company Benefit Plan and all amendments thereto (or, in the case of any such Company Benefit Plan that is unwritten, descriptions thereof), (ii) the most recent annual reports on Form 5500 required to be filed with the IRS with respect to each Company Benefit Plan (if any such report was required), (iii) the most recent summary plan description for each Company Benefit Plan for which such summary plan description is required, (iv) each trust agreement, insurance or group annuity contract and all other material written contracts relating to any Company Benefit Plan, and (v) the most recent actuarial reports (if applicable) for all Company Benefit Plans.

(b) Each Company Benefit Plan other than Non-U.S. Benefit Plans (collectively, “U.S. Benefit Plans”) is and has been maintained, operated and administered in compliance with its terms and the applicable provisions of ERISA, the Code and all other applicable Laws in all material respects.

(c) (i) All U.S. Benefit Plans that are “employee pension benefit plans” (as defined in Section 3(2) of ERISA) and that are intended to be tax qualified under Section 401(a) of the Code (each, a “Company Pension Plan”) are so qualified and (ii) to the Knowledge of the Company, no event has occurred since the date of the most recent determination letter or application therefor relating to any such Company Pension Plan that would adversely affect the qualification of such Company Pension Plan or result in the imposition of any material penalty or Tax liability. The Company has made available to Parent a correct and complete copy of the most recent determination letter received with respect to each Company Pension Plan, as well as a correct and complete copy of each pending application for a determination letter, if any.

(d) Except as set forth on Schedule 4.14(d), none of the U.S. Benefit Plans provides retiree medical or other retiree welfare benefits to any Person, other than health continuation coverage as required by Section 4980B of the Code or Part 6 of Title I of ERISA or any other applicable Law.

(e) All contributions, premiums and benefit payments under or in connection with the Company Benefit Plans that are required to have been made or accrued as of the date hereof in accordance with the terms of the Company Benefit Plans, any collective bargaining agreements, works agreements or other agreements, or by Law, including for the avoidance of doubt, any payments and contributions to statutory insolvency protection systems, have been timely made in full on the due dates for such payments or properly accrued in accordance with GAAP or other applicable accounting standards, except as would not have a Material Adverse Effect.

(f) Except as set forth on Schedule 4.14(f), no U.S. Benefit Plan is (i) an employee benefit plan subject to Title IV of ERISA, Section 302 of ERISA, or Section 412 of the Code or (ii) a “multiemployer plan” (within the meaning of Section 4001(a)(3) of ERISA), and none of the Company, its Subsidiaries, or any other entity that would be deemed a “single employer” with the Company or its Subsidiaries under Section 414(b), (c), (m) or (o) of the Code or Section 4001 of ERISA (each, an “ERISA Affiliate”), or any of their respective predecessors, has ever contributed to, contributes to, has ever been required to contribute to, or otherwise participated in or participates in or in any way, directly or indirectly, has any liability with respect to any such plan. With respect to any Company Benefit Plan that is a plan subject to Title IV of ERISA, Section 302 of ERISA, or Section 412 of the Code, as applicable: (i) no material liability or contingent liability (including liability pursuant to Section 4069 of ERISA) under Title IV of ERISA (other than for the timely payment of premiums due in the ordinary course to the Pension Benefit Guaranty Corporation) has been incurred by the Company, any of its Subsidiaries or any ERISA Affiliate, and no condition or event currently exists that could reasonably be expected to subject the Company, any of its Subsidiaries or any ERISA Affiliate to any material liability under Title IV of ERISA or the imposition of any Lien under Title IV of ERISA; (ii) there does not now exist, nor do any circumstances exist that could reasonably be expected to result in, any accumulated funding deficiency within the meaning of Section 412 of the Code or Section 302 of ERISA, whether or not waived, or any liability under Section 4971 of the Code; (iii) the financial status of any such plan has not materially changed from the status as reflected in the Company’s 2015 Form 10-K; and (iv) no reportable event within the meaning of Section 4043(c) of ERISA for which the 30-day notice requirement has not been waived has occurred.

(g) With respect to each Non-U.S. Benefit Plan, except as would not have a Material Adverse Effect: (i) each Non-U.S. Benefit Plan is in compliance with the applicable provisions of Law, regulations and requirements regarding employee benefits, mandatory contributions and retirement plans of each jurisdiction in which each such Non-U.S. Benefit Plan is maintained, to the extent those Laws are applicable to such Non-U.S. Benefit Plan; (ii) each Non-U.S. Benefit Plan has been administered at all times in accordance with its terms and applicable provisions of Law; (iii) any changes, closures and/or replacements of Non-U.S. Benefit Plans have been legally effective and are valid; (iv) all material liabilities with respect to each Non-U.S. Benefit Plan have been funded in accordance with the terms of each such Non-U.S. Benefit Plan and applicable Law; and (v) the financial status of any such Non-U.S. Benefit Plan has not materially changed from the status as reflected in the Company’s 2015 Form 10-K.

(h) As of the date hereof, (i) there is no pending or, to the Knowledge of the Company, threatened or anticipated lawsuits, grievance, arbitration, action, claims or other proceedings related to any Company Benefit Plan, other than non-material routine claims for benefits, that could result in any material liability which is not accrued for in the financial statements of the Company or the relevant Subsidiary, Tax or penalty, (ii) no Company Benefit Plan is under, and neither the Company nor its Subsidiaries have received any notice of, an audit or investigation by the IRS, Department of Labor or any other Governmental Body, and no such completed audit, if any, has resulted in the imposition of any Tax or penalty, and (iii) no non-exempt “prohibited transaction,” within the meaning of Section 4975 of the Code and Section 406 of ERISA, has occurred or is reasonably expected to occur with respect to the Company Benefit Plans.

(i) Where relevant, the Company Benefit Plans are recognized for the purposes of the Tax regime under which they operate and, to the Knowledge of the Company, there is no reason why such recognition might be withdrawn or cease to apply.

(j) Except as would not be material to the Company and its Subsidiaries, taken as a whole, all obligations to adjust ongoing pensions under any Company Benefit Plans which are German pension plans have been duly made in accordance with Sec. 16 German Occupational Pensions Act (BetrAVG); none of the German Subsidiaries are obliged to make any retroactive pension adjustments (nachträgliche Anpassung) or to catch up any omitted pension adjustments (nachholende Anpassung).

(k) Neither the execution and delivery of this Agreement nor the consummation of transactions contemplated hereby will (either alone or in conjunction with any other event): (A) entitle any current or former employee, officer, director or independent contractor of the Company or any of its Subsidiaries to any payment or benefit (or result in the funding of any such payment or benefit) under any Company Benefit Plan; (B) increase the amount of any compensation, equity award or other benefits otherwise payable by the Company or any of its Subsidiaries under any Company Benefit Plan; (C) result in the acceleration of the time of payment, funding or vesting of any compensation, equity award or other benefits under any Company Benefit Plan; or (D) limit or restrict the right of the Company or any of its subsidiaries to merge, amend or terminate any Company Benefit Plan.

(l) After giving effect to the shareholder vote described in Section 6.15, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) result in any “excess parachute payment” (within the meaning of Section 280G of the Code) becoming due to any current or former employee, officer, director or independent contractor of the Company or any of its Subsidiaries.

(m) Each “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) subject to Section 409A of the Code and the regulations and other guidance promulgated thereunder maintained or sponsored by the Company or its Subsidiaries has been maintained and administered in documentary and operational compliance in all material respects with Section 409A of the Code and the regulations promulgated thereunder, and no material payment or benefit under or with respect to any such plan to be made or provided thereunder has been or could reasonably be expected to be subject to interest, penalties or additional excise Tax under Section 409A of the Code or the regulations promulgated thereunder.

(n) Any individual who performs services for the Company or any of its Subsidiaries and who is not treated as an employee by the Company or its Subsidiaries, to the Knowledge of the Company, is not an employee under applicable Law or for any purpose including, without limitation, for Tax withholding purposes or Company Benefit Plan participation purposes. The Company and its Subsidiaries have no material liability by reason of an individual who performs or performed services for the Company or its Subsidiaries in any capacity being improperly excluded from participating in a Company Benefit Plan. To the Knowledge of the Company, each employee of the Company and its Subsidiaries has been properly classified as “exempt” or “non-exempt” under applicable Law.

(o) Each Option (i) has an exercise price at least equal to the fair market value of Common Stock, as determined by the Board of Directors of the Company or by the Compensation Committee of the Board of Directors of the Company, on a date no earlier than the date of the corporate action authorizing the grant, (ii) has not had its exercise date or grant date delayed or “back-dated,” and (iii) has been issued in compliance in all material respects with all applicable Laws and properly accounted for in all material respects in accordance with GAAP.

(p) This Section 4.14 represents the sole and exclusive representations and warranties of the Company regarding employee benefit matters.

Section 4.15 Labor.

(a) Except as set forth on Schedule 4.15(a) neither the Company nor any of its Subsidiaries is a party to any labor or collective bargaining agreement, works agreement, reconciliation of interest (Interessenausgleich), social plan (Sozialplan) or any material collective commitments (Gesamtzusagen) and occupational usages (betriebliche Übungen) (together the “Collective Agreements”). The Company has made available to Parent correct and complete copies of all Collective Agreements listed on Schedule 4.15(a), together with all amendments, modifications or supplements thereto in effect as of the date of this Agreement.

(b) Except as would not be material to the Company and its Subsidiaries, taken as a whole, the execution, delivery and performance of this Agreement by the Company does not, and the consummation by the Company of the transactions contemplated hereby will not, constitute or result in a breach or violation of, a termination (or right of termination) or a default under, or the creation, increase, triggering or acceleration of any obligations or rights of any kind (including under any change of control type provisions or any employee or union notification or consent obligations and rights) or result in any material changes under, or increase in compensation paid under, any Collective Agreement or other Contract with any labor union or other representative of a group of employees of the Company or its Subsidiaries. To the extent that the Company or any of its Subsidiaries is required under any Collective Agreement or any applicable Law to inform or consult with any employee representative body regarding the transactions contemplated hereunder, the Company and its Subsidiaries have fully and timely complied with all such obligations.

(c) There are no and there have not been over the past three years, with respect to any ongoing operations at the Company or any of its Subsidiaries as of the date hereof (i) strikes, work stoppages, work slowdowns or lockouts pending or, to the Knowledge of the Company, threatened against or involving the Company or any of its Subsidiaries or (ii) to the Knowledge of the Company, union organization campaigns with respect to employees of the Company or any of its Subsidiaries or disputes concerning representation of such employees exists. Except as would not be material to the Company and its Subsidiaries, taken as a whole, there are no (and there have not been over the past three years) written communications received by the Company or any of its Subsidiaries of the intent of any Governmental Body responsible for the enforcement of labor or employment Laws to conduct an investigation of or affecting the Company or any of its Subsidiaries and, to the Knowledge of the Company, no such investigation is in progress.

(d) During the ninety (90)-day period preceding the date of this Agreement, neither the Company nor any of its Subsidiaries has taken any action that would constitute a “Mass Layoff” or “Plant Closing” within the meaning of the Worker Adjustment Retraining and Notification Act.

(e) Neither the Company nor any of its Subsidiaries has engaged in any unfair labor practices within the meaning of the National Labor Relations Act that could reasonably be expected to result in any material liability.

(f) The Company and its Subsidiaries are in compliance in all material respects with all applicable Laws relating to employment and employment practices, workers’ compensation, terms and conditions of employment, worker safety, wages and hours, civil rights, discrimination, immigration, collective bargaining, and the Worker Adjustment and Retraining Notification Act. There have been no material claims of harassment, discrimination, retaliatory act or similar actions against any employee, officer or director of the Company or any of its Subsidiaries at any time during the past four years and, to the Knowledge of the Company, no facts exist that would reasonably be expected to give rise to such claims or actions.

Section 4.16 Litigation. Except as set forth on Schedule 4.16, as of the date hereof, there is (i) no litigation, arbitration or similar proceeding pending or, to the Knowledge of the Company, threatened against the Company, any of its Subsidiaries, or affecting or against any Real Property, any other material assets of the Company or any of its Subsidiaries or any of their respective directors or officers (in such capacity), in each case by or before any Governmental Body, other than any Proceeding that (a) does not involve an amount in controversy in excess of $2,000,000 and (b) does not seek material injunctive or other material non-monetary relief, and (ii) there is no outstanding Order against the Company, any of its Subsidiaries or any of their respective directors or officers (in such capacity), excluding Orders of general application, that would have a Material Adverse Effect. Neither the Company nor any of its Subsidiaries is, as of the date hereof, a party to any litigation or, to the Knowledge of the Company, threatened litigation which could reasonably be expected to materially delay or prohibit the consummation of the Merger or the other transactions contemplated hereby. As of the date hereof, to the Knowledge of the Company, there are no SEC inquiries or investigations, or other governmental inquiries or investigations or internal investigations pending or, to the Knowledge of the Company, threatened.

Section 4.17 Compliance with Laws; Permits.

(a) The Company and its Subsidiaries are, and since January 1, 2011 have been, in compliance with all Laws of any Governmental Body applicable to their respective businesses or operations, except where the failure to comply would have a Material Adverse Effect. Neither the Company nor any of its Subsidiaries has received any written notice of, has Knowledge of or has been charged with, any violation of any Laws, except for violations that would not have a Material Adverse Effect.

(b) Except as would not have a Material Adverse Effect: (i) the Company and its Subsidiaries currently have all Permits required for the operation of their respective businesses as presently conducted; (ii) all such Permits are in full force and effect and will not be made subject to any loss or obligation to reapply as a result of the consummation of the transactions contemplated by this Agreement; (iii) the Company and its Subsidiaries are, and since January 1, 2011 have been, in compliance with such Permits; and (iv) there are no Proceedings pending, or to the Knowledge of the Company, threatened, to suspend, revoke, revise, restrict, terminate or limit any such Permit.

(c) The Company and its Subsidiaries and to the Knowledge of the Company, their respective directors, officers, employees, representatives and agents are, and since January 1, 2011 have been, in material compliance with all applicable statutory and regulatory requirements governing imports into or exports from the United States or any foreign country or the terms and conduct of international transactions and the making or receiving of international payments, or relating to economic sanctions or embargoes or terrorism financing, money laundering or compliance with unsanctioned foreign boycotts, including all applicable Laws implemented by (i) the Office of Foreign Assets Control of the U.S. Department of the Treasury, the U.S. Department of State, or the Bureau of Industry and Security of the U.S. Department of Commerce; (ii) the European Union or any member state thereof or the United Kingdom; or (iii) any other applicable national economic sanctions authority (“Sanctions Laws”). To the Knowledge of the Company, neither the Company nor any of its Subsidiaries is, or since January 1, 2011 has been, party to any Contract or engaged in any transaction or other business with (a) any country, entity formed or resident therein, or resident thereof, or part of a government of any such country that is itself the subject of applicable Sanctions Laws, or (b) any Person that is included in the list of Specially Designated Nationals and Blocked Persons published by the United States Department of the Treasury, the Consolidated List of Persons, Groups and Entities Subject to EU Financial Sanctions, or any other restricted entity or Person, as may be promulgated under any applicable Sanctions Laws from time to time, (c) any Person 50 percent or greater owned by, or acting on behalf of, any of the foregoing; or (d) any other Person that is the subject or target of any applicable Sanctions Laws, in each case in violation of applicable Sanctions Laws. Since January 1, 2011, neither the Company nor any of its Subsidiaries has received from any Governmental Body any written notice of any violation or alleged violation of any Sanctions Laws or any other statutory or regulatory requirement referred to in this Section 4.17(c).

(d) None of the Company or any of its Subsidiaries nor, to the Knowledge of the Company, any Representative of the Company or any of its Subsidiaries has, since January 1, 2011, violated or is in violation of any provision of the Foreign Corrupt Practices Act of 1977, as amended, (the “FCPA”) or any other applicable anti-corruption laws in any material respects, and the Company and its Subsidiaries have instituted and maintain and will continue to maintain policies and procedures reasonably designed to promote and achieve compliance with applicable anti-corruption laws and with the representation and warranty contained herein.

(e) None of the Company, any of its Subsidiaries, or any person who is or was at the time a director, officer or employee of the Company or any of its Subsidiaries, or (as far as the Company is aware) any person who otherwise is or was at the time a Representative, is or has at any time since January 1, 2011 until the date of this Agreement been the subject of any investigation, inquiry or litigation, administrative or enforcement proceedings by any Governmental Body regarding any offense or alleged offense under the FCPA, the UK Bribery Act 2010, or any applicable anti-bribery law, and to the Knowledge of the Company, no such investigation, inquiry, litigation or proceeding is threatened.

Section 4.18 Environmental Matters.

(a) Except as set forth on Schedule 4.18 and except as would not be material to the Company and its Subsidiaries, taken as a whole: (i) the Company and each of its

Subsidiaries has obtained, and is and has been since January 1, 2014 in material compliance with, all Permits required to be obtained by the Company or such Subsidiary under applicable Environmental Laws for the conduct of their respective businesses as currently conducted (the “Environmental Permits”), and all such Environmental Permits are in full force and effect and any necessary renewal applications have been timely submitted and will not be made subject to any material loss or obligation to reapply as a result of the consummation of the transactions contemplated by this Agreement; (ii) there has been no Release by the Company or any of its Subsidiaries or, to the Knowledge of the Company, any other Person at or from any facilities currently or formerly owned or leased by the Company or any of its Subsidiaries or, to the Knowledge of the Company, in case of a Release by the Company or any of its Subsidiaries also at, to or from any other location; (iii) the Company and its Subsidiaries are and have been since January 1, 2014 in material compliance with all Environmental Laws, and neither the Company nor any of its Subsidiaries has received written notice from any Governmental Body or any other Person alleging violation of, or liability under, any applicable Environmental Law and/or any Environmental Permit, in each case, which remains unresolved; (iv) there is no litigation, arbitration or similar proceeding pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries under any Environmental Law, and there is no outstanding Order issued under Environmental Law against the Company or any of its Subsidiaries; and (v) neither the Company nor any Subsidiary has assumed or agreed to undertake and/or indemnify (in whole or in part) by contract or, to the Knowledge of the Company, operation of law any liability arising under any Environmental Law of any other Person, including former subsidiaries of the Company and/or former subsidiaries of its Subsidiaries.

(b) Except as would not be material to the Company and its Subsidiaries, taken as a whole, neither the execution, delivery and/or performance by the Company of this Agreement and/or the other documents and instruments to be executed and delivered by the Company pursuant hereto nor the consummation by the Company of the transactions contemplated hereby and thereby will violate, or require the Company or any of its Subsidiaries to procure any authorization, consent or approval by, or to effect any filing with or notice to, any Governmental Body, under any Environmental Law or Environmental Permit applicable to the Company or any of its Subsidiaries.

(c) This Section 4.18 represents the sole and exclusive representations and warranties of the Company regarding any matters relating to the environment, Hazardous Materials or Environmental Laws.

Section 4.19 Insurance. The material insurance policies maintained with respect to the Company and its Subsidiaries and their respective assets and properties (including the Real Property) are set forth on Schedule 4.19 and complete and correct copies of such insurance policies have been made available to Parent. Except as would not be material to the Company or any of its Subsidiaries, all such policies are in full force and effect. All premiums due and payable thereon have been paid (other than retroactive or retrospective premium adjustments that are not yet but may be required to be paid with respect to any period ending prior to the Closing Date). The Company has not received any notice of cancellation or termination (which has not been replaced on substantially similar terms prior to the date of such cancellation), premium increase with respect to, or alteration of coverage under, any such policy. To the

Knowledge of the Company, there is no material claim pending under any such policy as to which coverage has been questioned, denied or disputed by the underwriters of such policy, other than customary reservation of rights provisions.

Section 4.20 Transactions with Affiliates. Schedule 4.20 sets forth (i) any Contract between the Company or any of its Subsidiaries, on the one hand, and any of the Stockholders or Affiliates of the Stockholders, on the other hand, and (ii) any Contract between an officer, director or Affiliate of the Company (excluding Subsidiaries of the Company), or any individual related by blood, marriage or adoption to any such individual, on the one hand and, the Company or any of its Subsidiaries (other than pursuant to ordinary and customary terms of employment) (in each case, an “Affiliate Contract”). Except as set forth on Schedule 4.20, no Affiliate Contracts will be in effect subsequent to the Closing. To the Knowledge of the Company, since January 1, 2014, there have been no transactions, or series of related transactions, agreements, arrangements or understandings in effect, nor are there any currently proposed transactions, or series of related transactions, agreements, arrangements or understandings, that would be required to be disclosed under Item 404 of Regulation S-K promulgated under the Securities Act that have not been otherwise disclosed in the Company Reports filed prior to the date hereof.

Section 4.21 Financial Advisors. Except as set forth on Schedule 4.21, no Person has acted, directly or indirectly, as a broker, finder or financial advisor for the Company in connection with the transactions contemplated by this Agreement and no such Person is entitled to any fee or commission or like payment from the Company in respect thereof.

Section 4.22 Customers and Suppliers.

(a) Schedule 4.22(a) lists, for the twelve (12) month period ended on December 31, 2015, (i) the ten (10) largest customers of goods and services of the Company and its Subsidiaries (taken as a whole), in each case measured by the revenue earned by the Company and its Subsidiaries (taken as a whole) during such twelve-month period in respect of goods and services provided to each such customer (the “Material Customers”), and (ii) the ten (10) largest suppliers of goods and services to the Company and its Subsidiaries (taken as a whole), in each case measured by the expenditure by the Company and its Subsidiaries (taken as a whole) during such twelve-month period in respect of goods and services provided by each such supplier (the “Material Suppliers”).

(b) No Material Customer or Material Supplier has, since December 31, 2015 and as of the date hereof, cancelled, or otherwise modified in any material adverse manner the relationship of such Material Customer or Material Supplier, as applicable, with the Company or its applicable Subsidiary, or has, to the Knowledge of the Company, notified the Company of its intention to terminate or materially reduce its business with the Company or its applicable Subsidiary.

Section 4.23 State Takeover Laws. The Board of Directors of the Company has taken all action required to by the DGCL to exempt this Agreement and the transactions contemplated hereby from any applicable “business combination” or any other takeover or anti-takeover statute under the DGCL, including, without limitation, Section 203 of the DGCL.

Section 4.24 No Brokers. Except for Credit Suisse AG, the Company nor any of its respective Affiliates has employed or incurred any liability to any broker, finder or agent for any brokerage fees, finder’s fees, commissions or other amounts with respect to this Agreement, the other documents contemplated hereby or the transactions contemplated hereby or thereby.

Section 4.25 No Other Representations or Warranties; Disclosure Schedule.

(a) Except for the representations and warranties contained in this Article IV (as modified by the Disclosure Schedules hereto), neither the Company nor any other Person makes any other express or implied representation or warranty with respect to the Company, its Subsidiaries or the transactions contemplated by this Agreement, and the Company disclaims any other representations or warranties, whether made by the Company or any of its Affiliates, officers, directors, employees, agents or representatives. Except for the representations and warranties contained in this Article IV (as modified by the Disclosure Schedules hereto), the Company hereby disclaims all liability and responsibility for any representation, warranty, projection, forecast, statement, or information made, communicated, or furnished (orally or in writing) to Parent or its Affiliates or representatives (including any opinion, information, projection, or advice that may have been or may be provided to Parent or any of its Affiliates or representatives by any director, officer, employee, agent, consultant, or representative of the Company or any of its Affiliates). No reference to or disclosure of any item or other matter in the Disclosure Schedules shall be construed as an admission or indication that such item or other matter is material (nor shall it establish a standard of materiality for any purpose whatsoever) or that such item or other matter is required to be referred to or disclosed in the Disclosure Schedules. The information set forth on the Disclosure Schedules is disclosed solely for the purposes of this Agreement, and no information set forth therein shall be deemed to be an admission by any party hereto to any third party of any matter whatsoever, including any violation of Law or breach of any agreement or other instrument or obligation.

(b) The Company acknowledges and agrees that except for the representations and warranties contained in Article V, neither Parent nor Merger Sub nor any other Person makes any other express or implied representation or warranty with respect to Parent or Merger Sub, their Subsidiaries or the transactions contemplated by this Agreement, and Parent and Merger Sub disclaim any other representations or warranties, whether made by Parent and Merger Sub or any of their Affiliates, officers, directors, employees, agents or representatives. The Company acknowledges and agrees that except for the representations and warranties contained in Article V, Parent and Merger Sub hereby disclaims all liability and responsibility for any representation, warranty, projection, forecast, statement, or information made, communicated, or furnished (orally or in writing) to the Company or its Affiliates or representatives (including any opinion, information, projection, or advice that may have been or may be provided to the Company or any of its Affiliates or representatives by any director, officer, employee, agent, consultant, or representative of Parent or Merger Sub or any of their Affiliates).

ARTICLE V.

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub hereby represent and warrant to the Company that each statement contained in this Article V is true and correct.

Section 5.1 Organization and Good Standing. Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power, legal right and authority to own, operate and lease its properties and carry on its business as now being conducted. Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power, legal right and authority to own, operate and lease its properties and carry on its business as now being conducted. Parent is a newly formed entity formed for the sole purpose of owning all of the issued and outstanding capital stock of the Surviving Corporation and any transaction necessary to facilitate such ownership, including, owning all of the issued and outstanding capital stock of Merger Sub. Parent does not own any stock, partnership interests, joint venture interests, assets or other equity interests of any Person other than Merger Sub. Merger Sub is a newly-formed corporation organized for the sole purpose of being merged with and into the Company as part of the Merger and has no assets, liabilities or properties and otherwise does not conduct any business. Parent owns all of the issued and outstanding capital stock of Merger Sub.

Section 5.2 Authorization of Agreement. Parent and Merger Sub each have all corporate power and authority to execute and deliver this Agreement and the other agreements contemplated hereby or to be executed by Parent or Merger Sub in connection with the consummation of the transactions contemplated hereby and thereby (the “Parent Documents”) and to consummate the transactions contemplated hereby or thereby. This Agreement has been, and each Parent Document will be at or prior to the Closing, duly executed and delivered by Parent and Merger Sub, as applicable, and this Agreement constitutes, and each Parent Document when so executed and delivered will constitute, the legal, valid and binding obligations of Parent and Merger Sub, as applicable, enforceable against Parent and Merger Sub in accordance with their terms, subject to the Bankruptcy and Equity Exception.

Section 5.3 Conflicts; Consents of Third Parties.

(a) None of the execution, delivery and performance by Parent or Merger Sub of this Agreement or the Parent Documents, the consummation by Parent or Merger Sub of the transactions contemplated hereby or thereby, or compliance by Parent or Merger Sub with any of the provisions hereof or thereof will (i) violate any provision of the certificate of incorporation or bylaws or comparable organizational documents of Parent or Merger Sub, or (ii) (A) violate any Law or Order applicable to Parent or Merger Sub, (B) require Parent or Merger Sub to procure any material authorization, consent or approval by, or to effect any material filing with or material notice to, any Governmental Body, except for (w) compliance with the applicable requirements of the HSR Act and the rules and regulations promulgated thereunder and any other applicable Antitrust Laws, (x) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware as required by the DGCL, (y) the PRC Regulatory Filings or (z) such authorization, consent, approval, filing or notice requirements that become applicable solely as a result of the regulatory status of the Company or any of its Affiliates, (C) violate or conflict with, constitute a default under, result in the automatic termination or give rise to a right of termination or modification of, or accelerate the performance required by, the express terms of any material Contract or permit of Parent, except for such violations, conflicts, defaults, terminations, modifications or accelerations that would not, individually or in the aggregate, have a material adverse effect on the ability of Parent or Merger Sub to consummate the transactions contemplated by this Agreement.

Section 5.4 Litigation. There are no Proceedings pending or, to the knowledge of Parent or Merger Sub, threatened that are reasonably likely to prohibit or restrain the ability of Parent and/or Merger Sub to enter into this Agreement or consummate the transactions contemplated hereby.

Section 5.5 Investment Intention. Parent is acquiring through the Merger the shares of capital stock of the Surviving Corporation for its own account, for investment purposes only and not with a view to the distribution (as such term is used in Section 2(11) of the Securities Act) thereof. Parent understands that the shares of capital stock of the Surviving Corporation have not been registered under the Securities Act and cannot be sold unless subsequently registered under the Securities Act or an exemption from such registration is available.

Section 5.6 No Brokers. Except for Deutsche Bank and Barclays Bank PLC, none of Parent, Merger Sub nor any of their respective Affiliates has employed or incurred any liability to any broker, finder or agent or financial adviser or financing adviser for any brokerage fees, finder’s fees, commissions or other amounts with respect to this Agreement, the other documents contemplated hereby or the transactions contemplated hereby or thereby.

Section 5.7 Financial Capacity. Parent acknowledges that the consummation of the Merger is not conditioned on the receipt by Parent or Merger Sub of proceeds of any third-party financing or consents or waivers from existing financing sources of the Company related to Existing Debt Actions (as defined in Section 6.5(b) hereof). At the Closing, Parent and Merger Sub shall have sufficient funds available to deposit the required amount in the Exchange Fund and to satisfy all of its other payment obligations hereunder as required by and in accordance with this Agreement.

Section 5.8 Solvency. Neither Parent nor Merger Sub is entering into the transactions contemplated by this Agreement with the actual intent to hinder, delay or defraud either present or future creditors of the Company or any of its Subsidiaries. At and immediately after the Effective Time, and after giving effect to the Merger and the other transactions contemplated by this Agreement, the Surviving Corporation (a) will be solvent (in that both the fair value of its assets will not be less than the sum of its debts and that the present fair saleable value of its assets will not be less than the amount required to pay its probable liabilities on its debts as they become absolute and matured); (b) will have adequate capital and liquidity with which to engage in its business; and (c) will not have incurred and does not plan to incur debts beyond its ability to pay as they become absolute and matured.

Section 5.9 Condition of the Business. Notwithstanding anything contained in this Agreement to the contrary, Parent acknowledges that neither the Company nor any of its Affiliates nor any other Person is making any representations or warranties whatsoever, express or implied, beyond those expressly given by the Company in Article IV hereof (as modified by the Disclosure Schedules hereto). Parent further acknowledges that none of the Company, nor any of its Affiliates nor any other Person has made any representation or warranty, express or implied, as to the accuracy or completeness of any information regarding the Company or any of its Subsidiaries, or the transactions contemplated by this Agreement not expressly set forth in this Agreement, and none of the Company, any of its Affiliates or any other Person will have or be subject to any liability to Parent or any other Person resulting from the distribution to Parent or its representatives or Parent’s use of, any such information, including any confidential memoranda distributed on behalf of the Company relating to the Company or any of its Subsidiaries or other publications or data room information provided to Parent or its representatives, or any other document or information in any form provided to Parent or its representatives in connection with the sale of the Company and its Subsidiaries and the transactions contemplated hereby. Parent and Merger Sub have been afforded reasonable access to the books and records, facilities and personnel of the Company and its Subsidiaries for purposes of conducting a due diligence investigation of the Company and its Subsidiaries. Parent and Merger Sub have conducted a reasonable due diligence investigation of the Company and its Subsidiaries and have received answers to all inquiries they have made with respect to the Company and its Subsidiaries that are satisfactory to Parent and Merger Sub.

Section 5.10 Ownership. Except for the Named Entities, (a) Parent and any Person or entity with a five percent (5%) or greater voting interest in Parent do not own or hold, directly or indirectly, any equity or voting interest in, or control or operate, a business engaged in any of the lines of business in which the Company or any of its Subsidiaries is engaged; and (b) any Person or entity with a five percent (5%) or greater equity interest in Parent does not directly operate a business engaged in any of the lines of business in which the Company or any of its Subsidiaries is engaged.

Section 5.11 No Other Representations and Warranties. Parent and Merger Sub acknowledge and agree that except for the representations and warranties contained in Article IV (as modified by the Disclosure Schedules hereto), neither the Company nor any other Person makes any other express or implied representation or warranty with respect to the Company, its Subsidiaries or the transactions contemplated by this Agreement, and the Company disclaims any other representations or warranties, whether made by the Company or any of its Affiliates, officers, directors, employees, agents or representatives. Parent and Merger Sub acknowledge and agree that except for the representations and warranties contained in this Article V (as modified by the Disclosure Schedules hereto), the Company hereby disclaims all liability and responsibility for any representation, warranty, projection, forecast, statement, or information made, communicated, or furnished (orally or in writing) to Parent or its Affiliates or representatives (including any opinion, information, projection, or advice that may have been or may be provided to Parent or any of its Affiliates or representatives by any director, officer, employee, agent, consultant, or representative of the Company or any of its Affiliates).

ARTICLE VI.

COVENANTS

Section 6.1 Access to Information. Subject to the Confidentiality Agreement and applicable Law (including Antitrust Laws) relating to the sharing of information, prior to the Closing Date, upon reasonable notice to the Company, the Company shall, and shall cause its Subsidiaries to, afford to Parent, upon its reasonable request, through Parent’s officers, employees and representatives, reasonable access to the properties (including the Real Property), businesses and operations and to all books, records, contracts and other assets of the Company and its Subsidiaries (provided that Parent and its representatives shall have access during normal business hours and in such a manner as not to interfere unreasonably with the business or operations of the Company) and, at Parent’s cost and expense, to make extracts and copies of such books and records. Parent and Parent’s representatives shall cooperate with the Company and its representatives and shall use their reasonable efforts to minimize any disruption to the business. Notwithstanding anything herein to the contrary, neither the Company nor any of its Subsidiaries shall be required to provide access to or disclose information where such access or disclosure would jeopardize the protection of attorney-client privilege, contravene any Law, or conflict with any confidentiality obligations to which the Company or any of its Subsidiaries is bound (it being agreed that the parties shall use their commercially reasonable efforts to cause such information to be provided in a manner that would not result in such jeopardy, contravention or conflict). Notwithstanding anything to the contrary contained herein, prior to the Closing, without the prior written consent of a representative of the Company (who shall be identified in writing to Parent as the representative contemplated by this Section 6.1), (i) Parent shall not contact any suppliers to, or customers or employees of, the Company or any of its Subsidiaries and (ii) Parent shall have no right to perform invasive or subsurface investigations of the properties or facilities of the Company or any of its Subsidiaries.

Section 6.2 Conduct of the Business Pending the Closing.

(a) Prior to the Closing, except (i) as set forth on Schedule 6.2, (ii) as required by applicable Law, (iii) as otherwise contemplated by this Agreement, (iv) for any transactions among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries, or (v) with the prior written consent of Parent, the Company shall, and shall cause its Subsidiaries to, use its commercially reasonable efforts to (x) conduct the respective businesses of the Company and its Subsidiaries in all material respects in the Ordinary Course of Business and (y) to preserve their relationships, in all material respects, with customers, suppliers, distributors, licensors, licensees, lessors and others Persons having business dealings with the Company or its Subsidiaries.

(b) Without limiting the generality of the foregoing, except (i) as set forth on Schedule 6.2, (ii) as required by applicable Law, (iii) as otherwise contemplated by this Agreement, (iv) for any transactions among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries, or (v) with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall not, and shall not permit any of its Subsidiaries to:

(i) issue or sell, or authorize the issuance or sale of, any shares of capital stock or other equity interests of the Company or any of its Subsidiaries (other than any issuances pursuant to the Equity Incentive Plan or the Exchangeable Notes), or any securities convertible into, or options with respect to, warrants to purchase, or rights to subscribe for, any shares of capital stock or other equity interests of the Company or any of its Subsidiaries;

(ii) purchase or redeem any shares of capital stock or other equity interests of the Company or its Subsidiaries, or effect any recapitalization, reclassification, stock split or like change in the capitalization of the Company or any of its Subsidiaries;

(iii) amend in any material respect the certificate of incorporation or bylaws or comparable organizational documents of the Company or any of its Subsidiaries;

(iv) (A) grant any increase in the base salaries or wages payable or bonus opportunities or employee benefits provided to any Company Employees or current directors or individual independent contractors, except for annual base salary or wage increases for Company Employees (other than directors or executive officers) in the Ordinary Course of Business consistent with past practice or as required under contractual arrangements in effect as of the date of this Agreement, in either case, that do not exceed, on a Company wide basis, three percent (3%) of the aggregate Company expense for base salaries and wages as of the date hereof, (B) enter into any employment, severance, retention or change of control agreement with any Company Employees or current directors or individual independent contractors (other than any severance, retention, change of control or similar agreement that solely provides for payments that are included in the Transaction Expenses), (C) establish, adopt, enter into, amend or terminate any Collective Agreement or other collective bargaining agreement or Company Benefit Plan, except for amendments to Company Benefit Plans in the Ordinary Course of Business that (x) are entered into in connection with open enrollment for the current plan year or (y) do not increase the cost to the Company, in the aggregate, of maintaining such Company Benefit Plan, (D) take any action to accelerate any payment or benefit, or the funding of any payment or benefit, payable or to become payable to any of the Company Employees or current directors or individual independent contractors, (E) terminate the employment of any Company Employee with the title of “Senior Vice President” or higher and having a total annual base salary in excess of $225,000 (for such Company Employees based in the United States) or €300,000 (for such Company Employees based in Europe), other than for cause (determined in the Company’s sole discretion), or carry out any mass redundancy (Massenentlassung), in each case, except as required by applicable Law or under any Company Benefit Plan in effect as of the date of this Agreement;

(v) hire any new employees, unless such hiring is in the Ordinary Course of Business consistent with past practice with respect to employees with an annual base salary not to exceed $225,000 (for potential new employees based in the United States or China) or €300,000 (for potential new employees based in Europe);

(vi) subject to any Lien any of the properties (including the Real Property) or assets (whether tangible or intangible) of the Company or any of its Subsidiaries, except in the Ordinary Course of Business and for Permitted Exceptions;

(vii) become legally committed to make any capital expenditures, except (A) for any capital expenditures pursuant to projects for which work has already been commenced or committed or is otherwise contemplated in the capital expenditure budget of the Company and its Subsidiaries for the 2016 Fiscal Year and provided to Parent, (B) for any capital expenditures that are in the aggregate, less than $5,000,000, or (C) any capital expenditure related to a Force Majeure;

(viii) acquire the equity securities or substantially all of the assets of any entity (whether directly or indirectly and whether by merger, acquisition of securities or assets, reorganization, recapitalization or otherwise) with a purchase price in excess of $1,000,000;

(ix) incur, create, refinance, replace, cancel, prepay, guarantee, or assume any indebtedness (including guarantees) in an aggregate amount in excess of $5,000,000 in the aggregate or enter into any hedging, swap or similar arrangements in each case outside of the Ordinary Course of Business;

(x) sell, assign, license, transfer, convey or lease or otherwise dispose of any material properties (including the Real Property) or assets of the Company or any of its Subsidiaries except in the Ordinary Course of Business;

(xi) (A) make or rescind any material election relating to Taxes, (B) settle or compromise any material Tax liability, (C) adopt or change any material method of Tax accounting, or (D) materially amend any Tax Return, in each case other than in the Ordinary Course of Business;

(xii) make any material change in the Company’s or its Subsidiaries’ respective accounting methods, except as required by GAAP;

(xiii) enter into or amend any Affiliate Contracts, or enter into any transactions with Affiliates, except in the Ordinary Course of Business, that would be required to be disclosed under Item 404 of Regulation S-K promulgated under the Securities Act;

(xiv) modify, amend or terminate, waive or assign any material rights under any Material Contract, or enter into any new Contract that would be a Material Contract, in each case other than in the Ordinary Course of Business;

(xv) adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization or major changes of business operation;

(xvi) set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of the Company’s capital stock;

(xvii) cancel, compromise or settle any Proceeding, except (A) in the Ordinary Course of Business, or (B) where the amount paid in settlement or compromise is less than $100,000 individually or $1,000,000 in the aggregate;

(xviii) waive in writing any material right of the Company or any of its Subsidiaries, including any material write-off or compromise of accounts receivable, except in the Ordinary Course of Business; or

(xix) authorize any of, or commit or agree to do, anything prohibited by this Section 6.2.

(c) Notwithstanding any other provision of this Agreement to the contrary, the Company and its Subsidiaries may settle or compromise the First Indemnifiable Matter and/or the Second Indemnifiable Matter prior to the Closing (and may take any other actions reasonably required in connection with such settlement or compromise), provided that such settlement or compromise does not result in more than US$50,000,000 of Indemnifiable Losses with respect to the First Indemnifiable Matter or more than US$10,000,000 of Indemnifiable Losses with respect to the Second Indemnifiable Matter.

Section 6.3 Consents. From the date hereof until the Closing, Parent and the Company shall use (and the Company shall cause its Subsidiaries to use) their respective commercially reasonable efforts to obtain at the earliest practicable date all consents and approvals required to consummate the transactions contemplated by this Agreement, including the consents and approvals referred to in Section 4.3 and Section 5.3(a) hereof; provided, however, that no party shall be obligated to pay any consideration to any third party from whom consent or approval is requested.

Section 6.4 Regulatory Approvals.

(a) Parent and, where applicable, the Company shall (i) make or cause to be made the registrations, declarations and initial filings required of such party under the HSR Act and any other Antitrust Law or other Law as set forth on Schedule 6.4(a)(i) (“Antitrust Filings”) with respect to the transactions contemplated by this Agreement as promptly as reasonably practicable and advisable after the date of this Agreement (but in no event later than thirty (30) calendar days from the date of this Agreement), and any filing fees associated therewith shall be paid solely by the Parent and such initial filings from Parent and the Company shall request early termination of any applicable waiting period under the HSR Act, (ii) make or cause to be made the registrations, declarations and filings required of such party by a Governmental Authority in the PRC as set forth on Schedule 6.4(a)(ii) (“PRC Regulatory Filings”) with respect to the transactions contemplated by this Agreement as promptly as reasonably practicable and advisable after the date of this Agreement, (iii) agree not to extend any waiting period under the HSR Act or enter into any agreement with any Governmental Body not to consummate the transaction contemplated by this Agreement, except with the prior written consent of the other party not to be unreasonably withheld, conditioned or delayed, (iv) subject to applicable Law, furnish to the other party as promptly as reasonably practicable all information required for any application or other filing to be made by the other party pursuant to any applicable Law in connection with the transactions contemplated by this Agreement, including without limitation to those approvals listed in Schedule 7.1(d) hereof, (v) respond as promptly as reasonably practicable to any inquiries received from, and supply as promptly as reasonably practicable any additional information or documentation that may be requested by, the Antitrust Division of the U.S. Department of Justice (the “DOJ”), the Federal Trade Commission (“FTC”), or by any other

Governmental Body in respect of such Antitrust Filings or PRC Regulatory Filings, this Agreement, or the transactions contemplated hereby, (vi) promptly notify the other party of any material communication between that party and the FTC, the DOJ, or any other Governmental Body in respect of any Antitrust Filings or PRC Regulatory Filings, or investigation, inquiry or other Proceeding relating to this Agreement, the transactions contemplated hereby and of any material communication received or given in connection with any Proceeding by a private party relating to the transactions contemplated hereby, (vii) subject to applicable Law, discuss with and invite the other party (and its counsel) to review in advance, and consider in good faith the other party’s reasonable comments in connection with, any Antitrust Filing, PRC Regulatory Filing or communication to the FTC, the DOJ, or any other Governmental Body or, in connection with any Proceeding by a private party to any other Person, relating to any Antitrust Filing, PRC Regulatory Filing or investigation, inquiry or other Proceeding relating to this Agreement, or the transactions contemplated hereby (provide that the receipt of such comments does not cause unreasonable delay), (viii) not participate or agree to participate in any material meeting, telephone call or discussion with the FTC, the DOJ, or any other Governmental Body in respect of any Antitrust Filing, PRC Regulatory Filing or investigation or inquiry relating to this Agreement, or the transactions contemplated hereby unless it invites the other party in advance and, to the extent permitted by such Governmental Body, invites the other party to attend and participate in such meeting, telephone call or discussion (provided that the inclusion of the other party does not cause unreasonable delay), (ix) subject to applicable Law, furnish the other party promptly with copies of all correspondence, filings and communications between them and their Affiliates on the one hand, and the FTC, the DOJ, or any other Governmental Body or members of their respective staffs on the other hand, with respect to any Antitrust Filing or PRC Regulatory Filing, investigation, inquiry, or Proceeding relating to this Agreement, or the transactions contemplated hereby and (x) act in good faith and reasonably cooperate with the other party in connection with any Antitrust Filings or PRC Regulatory Filings and in connection with resolving any investigation or other inquiry of any such agency or other Governmental Body under the HSR Act or any other Antitrust Law or other Law with respect to any such Antitrust Filing or PRC Regulatory Filing, this Agreement or the transactions contemplated hereby. Notwithstanding anything in this Agreement to the contrary, but without limiting the scope of the commitments in this Section 6.4, Parent shall, on behalf of the parties, control and lead all communications and strategy relating to the Antitrust Laws or other Laws as set forth on Schedule 6.4(a)(i) and Schedule 6.4(a)(ii) and litigation matters relating to the Antitrust Laws or other Laws as set forth on Schedule 6.4(a)(i) and Schedule 6.4(a)(ii) (provided that the Company is not prohibited from complying with applicable Law), subject to good faith consultations with the Company (including but not limited to permitting the Company and its counsel to review in advance, and considering the Company’s comments in connection with, any Antitrust Filing or PRC Regulatory Filing or other proposed communication to any Governmental Body, subject to applicable Law) and the inclusion of the Company at meetings, telephone calls or discussions with Governmental Bodies with respect to any discussion related to this Agreement under the Antitrust Laws or other Laws as set forth on Schedule 6.4(a)(i) and Schedule 6.4(a)(ii), to the extent permitted by such Governmental Bodies and subject to the avoidance of unreasonable delays.

(b) In furtherance and not in limitation of the foregoing, Parent shall use reasonable best efforts to (i) resolve, avoid or eliminate impediments or objections, if any, that may be asserted with respect to the transactions contemplated hereby under any Antitrust Law or other Law as set forth on Schedule 6.4(a)(i) and Schedule 6.4(a)(ii) or (ii) avoid the entry of, effect the dissolution of, and have vacated, lifted, reversed or overturned, any decree, order or judgment that would prevent, prohibit, restrict or delay the consummation of the transactions contemplated hereby, so as to enable the parties hereto to close the transactions contemplated hereby expeditiously; provided, however, that Parent will not be obligated to (x) propose, negotiate, commit to and effect, by consent decree, hold separate orders or otherwise, the sale, divesture, or other disposition of, the Company (or any of its Subsidiaries) or one or more of the assets, properties, businesses, product lines, or services, or any interest or interests therein, of the Company (or any of its Subsidiaries) or any of the entities listed on Schedule 6.4(b) (the “Named Entities”) or otherwise take or commit to take actions that after the Closing Date would limit the Surviving Corporation’s or any of the Named Entities’, freedom of action with respect to, or its or their ability to retain, one or more of its or their Subsidiaries’ assets, properties, businesses, product lines, or services, or any interest or interests therein; or (y) take or commit to take actions that after the Closing Date would limit or agree to limit its freedom of action or that of the Company (or any Subsidiary, division or Affiliate of either Parent or the Company) or the Named Entities in any respect in order to (i) resolve, avoid or eliminate impediments or objections, if any, that may be asserted by a Governmental Body in the PRC (and not by any Governmental Body outside the PRC) with respect to the transactions contemplated hereby or (ii) avoid the entry of, effect the dissolution of, and have vacated, lifted, reversed or overturned, any decree, order or judgment made by a Governmental Body in the PRC (and not by any Governmental Body outside the PRC) that would prevent, prohibit, restrict or delay the consummation of the transactions contemplated hereby. In addition, the Parent shall defend through litigation on the merits any claim asserted in court by any party in order to avoid entry of, or to have vacated, lifted, reversed, overturned or terminated, any decree, order or judgment (whether temporary, preliminary or permanent) that would restrain, prevent, or delay the Closing prior to the consummation of the transactions contemplated hereby, including by pursuing all available avenues of administrative and judicial appeal and all available legislative action.

(c) The parties shall cooperate to submit a joint voluntary notice to CFIUS with respect to the transaction contemplated by this Agreement as soon as practicable after the date of this Agreement. The parties shall comply at the earliest practicable time, and in any event no later than required by CFIUS or any CFIUS member agency, with any request for additional information, documents or other materials, and will cooperate with each other in connection with the CFIUS notice and in connection with resolving any investigation or other inquiry of CFIUS or any CFIUS member agency. The parties shall each use their best efforts to promptly inform the other party of any oral communication with, and provide copies of written communications with, CFIUS or any CFIUS member agency regarding any such filings, provided that no party shall be required to share communications containing its confidential business information if such confidential information is unrelated to the transactions contemplated by this Agreement. The parties shall undertake best efforts to obtain CFIUS Clearance as soon as practicable, including, but not limited to, executing a letter of assurance or entering into another form of mitigation agreement with CFIUS or CFIUS member agencies on terms, conditions, or measures sought by CFIUS, provided however, that neither party shall be required to take or agree to take any undertaking that is not conditioned on the consummation of the Merger. Notwithstanding the foregoing, in no event will Parent or its Affiliates be obligated to execute any settlements, undertakings, consent decrees, stipulations, or other agreements with CFIUS or CFIUS member agencies that would (i) limit Parent’s or its Affiliates’ ability to acquire, or require the sale, divestiture, or other disposition of, one or more of the assets, properties, product lines, or services or any interests therein of the Surviving Corporation, (ii) remove (A) oversight, management and control by Parent or its Affiliates, or (B) physical or other access by them to, assets, books and records, businesses or operations of the Surviving Corporation, in the case of each of clause (A) and (B), which contributed to consolidated sales of 5% or more of the Company’s U.S. net sales in the financial year 2015 or that are located outside the United States, or (iii) require Parent or its Affiliates to hold their ownership interests in the Surviving Corporation through proxy holders or in a voting trust.

Section 6.5 Further Assurances.

(a) Each of Parent and the Company shall use (and the Company shall cause each of its Subsidiaries to use) commercially reasonable efforts to (i) take all actions necessary or appropriate to consummate the transactions contemplated by this Agreement and (ii) cause the fulfillment at the earliest practicable date of all of the conditions to their respective obligations to consummate the transactions contemplated by this Agreement. Parent, Merger Sub and the Company shall use commercially reasonable efforts to cause the Closing to occur. Each of Parent, Merger Sub and the Company shall not, and shall not permit any of their respective Subsidiaries to, take any action that would, or that could reasonably be expected to, result in any of the conditions set forth in Article VII not being satisfied. Further, the Parent shall use its commercially reasonable efforts to cause the Named Entities, or any of their Subsidiaries, not to take any action that would, or could reasonably be expected to, result in any of the conditions set forth in Article VII not being satisfied.

(b) Without limiting the generality of the foregoing paragraph (a) or limiting any actions that may be required by the following paragraph (c), but subject to the following paragraph (e), the Company shall use (and the Company shall cause each of its Subsidiaries to use) at Parent’s and Merger Sub’s sole expense, commercially reasonable efforts to take all actions reasonably requested by Parent or reasonably required by Parent’s financing sources in connection with obtaining any waiver or amendment of any provisions of (including, without limitation, in connection with seeking any waivers or amendments of any provisions prohibiting or requiring any actions to be taken in connection with a change of control), or seeking the consent of any lenders or holders in connection with any waiver or amendment of any provisions of, or otherwise in connection with any refinancing, repayment and/or redemption of any of the Company’s (or any of its Subsidiaries’) outstanding debt obligations (collectively, “Existing Debt Actions”) prior to, concurrently with or immediately following the Closing, including, but not limited to (the following, in each case, being subject to a commercially reasonable efforts standard): (i) timely assisting in the preparation of any solicitation materials or lender communications for the purpose of soliciting the consents of lenders and/or debt holders, (ii) timely assisting in the preparation of any pro forma statements required to be or reasonably believed by Parent or Parent’s financial advisors to be necessary or advisable to be included in any solicitation materials or lender communications, (iii) preparing any waivers, amendments, consents or similar instruments as may be necessary or advisable, (iv) providing any prepayment or redemption notices as may be required under the agreements governing such debt obligations within the time periods specified therein (which in each case must be conditioned on the Closing), including within any such notices any conditions to prepayment or redemption as Parent may reasonably specify, (v) preparing all certificates and taking all corporate actions as may reasonably be required under the agreements governing such debt obligations, (vi) using commercially reasonable efforts to arrange for the preparation and timely delivery of any legal opinions and, to the extent reasonably requested by Parent’s financial advisor or dealer manager, accountants’ “comfort” letters reasonably required in connection therewith, (vii) obtaining any customary payoff letters, lien terminations or any other instruments of discharge or evidence of repayment in connection with the payoff of existing indebtedness and the release of related liens and guaranties, (viii) taking such actions as may be required by the Depository Trust Company and/or other similar securities depositaries, (ix) making the Company’s senior management available for participation in a reasonable number of lender and/or debt holder meetings or calls at times and in locations reasonably acceptable to the Company and to the extent customary and reasonable and not unreasonably interfering with the business of the Company, and (x) taking such actions related thereto as may be required by the applicable trustee or agent with respect to the relevant debt obligations in order for such trustee or administrative agent, as the case may be, to execute any agreements requiring such person’s execution in connection with any Existing Debt Actions.

(c) Without limiting the generality of the foregoing paragraph (a) or limiting any actions that may be required by the foregoing paragraph (b), but subject to the following paragraph (e), the Company shall use (and the Company shall cause each of its Subsidiaries to use) at Parent’s and Merger Sub’s sole expense, commercially reasonable efforts to take all actions reasonably requested by Parent or required by Parent’s financing sources in connection with the Parent arranging new or additional debt financing of the Company and/or its Subsidiaries (collectively, “New Debt Actions”) concurrently with or immediately following the Closing, including (the following, in each case, being subject to a commercially reasonable efforts standard): (i) cooperating with reasonable and customary due diligence by potential lenders or other financing sources, which may include a reasonable number of site visits at the Company’s manufacturing locations and offices upon reasonable notice during normal business hours, (ii) assisting Parent and Merger Sub with the preparation of any materials for rating agency and investor presentations, bank information memoranda, confidential information memoranda, offering memoranda, marketing materials and any other lender presentation materials, (iii) causing the Company’s independent auditors to provide reasonable and customary assistance and cooperation, (iv) facilitating the execution and delivery of any definitive finance agreements and/or any other loan documents related to any proposed debt financing as may be reasonably requested by Parent, (v) using commercially reasonable efforts to arrange for the preparation and timely delivery of any required legal opinions or accountants’ comfort letters, (vi) facilitating the pledging, preparation, execution and delivery of any customary pledge and security documents, or other customary certificates, instruments, legal opinions or documents as may be reasonably requested by Parent to facilitate the pledging of collateral from and after Closing, (vii) making the Company’s senior management available for participation in a reasonable number of lender meetings, presentations, sessions with prospective financing sources, sessions with rating agencies, due diligence sessions or calls as may be advisable, (viii) providing to Parent or Parent’s financing sources all documentation and other information requested by Parent that is required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations (including the PATRIOT Act), (ix) using commercially reasonable efforts to ensure that any syndication efforts in connection with any proposed debt financing benefit from the Company’s (or any of its Subsidiaries’) existing lending and investment banking relationships, (x) preparation of forms of resolutions and similar documentation reasonably necessary to permit the completion of any New Debt Actions, (xi) assisting Parent with Parent’s preparation of pro forma financial statements customarily included in offering documents for high yield debt securities and other information memoranda for syndicated bank financing, (xii) cooperating with the marketing efforts of Parent and its financing sources for any portion of a proposed debt financing, and (xiii) in the case of any proposed debt financing that includes an asset-based loan facility, providing reasonable access (subject to confidentiality arrangements reasonably acceptable to the Company) to the Parent’s financing sources and their representatives to evaluate the Company’s (or any of its Subsidiaries’) inventory, current assets, cash management and accounting systems, and policies and procedures relating thereto for the purpose of establishing collateral arrangements (including allowing access for field exams and inventory appraisals); provided, however, that notwithstanding anything in this Agreement (including Sections 6.5(b) and 6.5(c)) to the contrary, neither the Company nor any of its Subsidiaries shall (A) be required to make any representations, warranties or certifications as to which, after the Company’s use of commercially reasonable efforts to cause such representation, warranty or certification to be true, the Company has in good faith determined that such representation, warranty or certification is not true, (B) be required to pay any commitment or other similar fee, (C) have, prior to the Closing, any liability or obligation under any documents associated with Parent’s financing (collectively, the “Debt Financing Documents”), (D) be required to incur any other liability in connection with Parent’s financing or (E) be required to take any action that would require any director, officer or employee of the Company or any of its Subsidiaries holding office immediately prior to the Closing to take any action pursuant to this Section 6.5 and in connection with the Debt Financing Documents to the extent any such action could reasonably be expected to result in personal liability of any kind to any such director, officer or employee.

(d) The Company shall be given an opportunity to review and comment on any Debt Financing Documents (and drafts thereof) (including fee letters which may contain customary redactions) and any materials that are to be presented during any meetings conducted in connection with Parent’s financing, and Parent shall give due consideration to all reasonable actions, deletions or changes suggested thereto by the Company and its representatives.

(e) Parent shall indemnify and hold harmless the Company and its Subsidiaries, and each of their respective directors, officers, employees, agents and other representatives from and against any and all liabilities suffered or incurred in connection with Parent’s financing or any assistance or activities provided in connection therewith, other than liabilities that are the result of the gross negligence or willful misconduct of the Company or any of its Subsidiaries as finally determined by a court of competent jurisdiction. Parent shall promptly reimburse the Company and its Subsidiaries for all reasonable and documented out-of-pocket costs incurred by the Company and its Subsidiaries in connection with the cooperation by the Company, its Subsidiaries or their respective representatives or employees pursuant to this Section 6.5 or in connection with its compliance with its obligations under this Section 6.5. Notwithstanding anything herein to the contrary, none of the Company or any of its Subsidiaries shall be required to pay any commitment or other similar fee or enter into any definitive agreement (other than such definitive agreement the effectiveness of which is conditioned upon and will not take effect prior to the Closing) or incur any other liability or obligation in connection with Parent’s financing prior to the occurrence of the Closing Date.

Section 6.6 Confidentiality. Parent acknowledges that the information provided to it in connection with this Agreement and the other agreements contemplated hereby and the transactions contemplated hereby and thereby is subject to the terms of Confidentiality Agreement, the terms of which are incorporated herein by reference. Effective upon, and only upon, the Closing, the Confidentiality Agreement shall terminate.

Section 6.7 Indemnification, Exculpation and Insurance.

(a) From and after the Effective Time, Parent shall, and shall cause the Surviving Corporation to, (i) indemnify and hold harmless each individual who at the Effective Time is, or at any time prior to the Effective Time was, a director, officer or employee of the Company or any of its Subsidiaries (each, an “Indemnitee” and, collectively, the “Indemnitees”) with respect to all claims, liabilities, losses, damages, judgments, fines, penalties, costs (including amounts paid in settlement) and expenses (including fees and expenses of legal counsel) in connection with any claim, suit, action, proceeding or investigation (whether civil, criminal, administrative or investigative, other than an action by or in the right of the Company), whenever asserted, based on or arising out of, in whole or in part, (A) the fact that an Indemnitee was a director, officer or employee of the Company or such Subsidiary or (B) acts or omissions by an Indemnitee in the Indemnitee’s capacity as a director, officer, employee, agent, trustee or fiduciary of the Company or such Subsidiary or taken at the request of the Company or such Subsidiary (including in connection with serving at the request of the Company or such Subsidiary as a director, officer, employee, or agent of another corporation, partnership, joint venture, limited liability company, trust or other enterprise (including any employee benefit plans)), in each case under (A) or (B), at, or at any time prior to, the Effective Time (including any claim, suit, action, proceeding or investigation relating in whole or in part to the transactions contemplated by this Agreement), to the fullest extent permitted by Law and (ii) assume all obligations of the Company and such Subsidiaries to the Indemnitees in respect of indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time as provided in the Company’s certificate of incorporation and bylaws and the organizational documents of such Subsidiaries as currently in effect. Without limiting the foregoing, Parent, from and after the Effective Time, shall cause the certificate of incorporation and bylaws of the Surviving Corporation to contain provisions no less favorable to the Indemnitees with respect to limitation of liabilities of directors and officers and indemnification than are set forth as of the date of this Agreement in the Company’s certificate of incorporation and bylaws, which provisions shall not be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of the Indemnitees. In addition, from and after the Effective Time, Parent shall, and shall cause the Company and the Surviving Corporation to, pay any expenses (including fees and expenses of legal counsel) of any Indemnitee under this Section 6.7 (including in connection with enforcing the indemnity and other obligations referred to in this Section 6.7) reasonably incurred by such Indemnitee in connection with investigating or defending any such to the fullest extent permitted under applicable Law, provided that the person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined in a final and non-appealable judgment of a court of competent jurisdiction that such Indemnitee is not entitled to be indemnified under applicable Law; provided, however, that the Surviving Corporation will not be liable for any settlement effected without the Surviving Corporation’s prior written consent (which consent shall not be unreasonably withheld or delayed).

(b) An Indemnitee shall have the right, but not the obligation, to assume and control the defense of any litigation, claim or proceeding relating to any acts or omissions covered under this Section 6.7 (each, a “Claim”) with counsel selected by the Indemnitee, which shall be reasonably acceptable to Parent; provided, however, that Parent shall be permitted to participate in the defense of such Claim at its own expense. Each of Parent, the Company, the Surviving Corporation and the Indemnitees shall cooperate in the defense of any Claim and shall provide access to properties (including the Real Property) and individuals as reasonably requested and furnish or cause to be furnished records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials or appeals, as may be reasonably requested in connection therewith.

(c) For the six (6)-year period commencing at the Effective Time, Parent shall maintain in effect the Company’s current directors’ and officers’ liability insurance covering acts or omissions occurring at or prior to the Effective Time with respect to those persons who are currently (and any additional persons who prior to the Effective Time become) covered by the Company’s directors’ and officers’ liability insurance policy on terms and scope with respect to such coverage, and in amount, not less favorable to such individuals than those of such policy in effect on the date hereof (provided that Parent or the Surviving Corporation may (i) substitute therefor policies, issued by reputable insurers, of at least the same coverage with respect to matters occurring prior to the Effective Time, or (ii) obtain as of the Effective Time “tail” insurance policies with a claims period of six (6) years from the Effective Time with at least the same coverage with respect to matters occurring prior to the Effective Time). In no event will Parent or the Surviving Corporation be required to expend for each covered year an amount in excess of 300% of the current annual premium for such insurance (the “Maximum Premium”). If such insurance coverage is terminated, cancelled, cannot be obtained at all, or can only be obtained at an annual premium in excess of the Maximum Premium, the Surviving Corporation will maintain such insurance as can be obtained for the remainder of the six-year period for a premium not in excess of the Maximum Premium. True and complete copies of current and effective directors’ and officers’ liability insurance policies have been provided to Parent.

(d) The provisions of this Section 6.7 are (i) intended to be for the benefit of, and shall be enforceable by, each Indemnitee, his or her heirs and his or her representatives and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by contract or otherwise. The obligations of Parent and the Surviving Corporation under this Section 6.7 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnitee to whom this Section 6.7 applies unless (x) such termination or modification is required by applicable Law or (y) the affected Indemnitee shall have consented in writing to such termination or modification (it being expressly agreed that the Indemnitees to whom this Section 6.7 applies shall be third party beneficiaries of this Section 6.7).

(e) In the event that Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent and the Surviving Corporation or the transferee of such properties and assets shall expressly assume and be responsible for all of the obligations thereof set forth in this Section 6.7.

Section 6.8 Publicity. Neither the Company nor Parent, nor any of their respective Affiliates, shall issue any press release or public announcement concerning this Agreement or the transactions contemplated hereby without obtaining the prior written approval of the other party hereto, which approval will not be unreasonably withheld, unless, in the judgment of the Company or Parent, as applicable, public disclosure is otherwise required by applicable Law (including applicable securities Laws) or by the applicable rules of any stock exchange on which Parent lists securities, provided that, to the extent required by applicable Law, the party intending to make such release shall use its commercially reasonable efforts consistent with applicable Law to consult with the other party with respect to the text thereof. The Company and Parent agree that the initial press release to be issued in connection with the transactions contemplated hereby shall be in a form mutually agreed.

Section 6.9 Employment and Employee Benefits.

(a) Parent shall cause the Surviving Corporation and its subsidiaries to provide employees of the Company and its Subsidiaries (the “Company Employees”) (i) for the period of twelve (12) months immediately following the Closing Date, (x) at least the same level of base salary and hourly wages as in effect on the Closing Date, and (y) employee benefit and incentive plans, programs, contracts and arrangements that are substantially similar, in the aggregate, to similar employee benefit plans, programs, contracts and arrangements provided by the Company and its Affiliates to Company Employees prior to the Closing Date; and (z) coverage under the severance plans or policies no less favorable, in the aggregate, than those severance plans or policies provided by the Company and its Affiliates to Company Employees immediately prior to the Closing Date or severance benefits applicable to similarly situated employees of Parent; and (ii) for the period immediately following the Closing Date until December 31, 2017, substantially similar, in the aggregate, cash incentive bonus opportunity as in effect on the Closing Date. From and after the Closing Date, Parent or one of its Affiliates shall honor, and shall cause the Surviving Corporation to honor, in accordance with their terms, all employment, retention and severance agreements and all severance, incentive and bonus plans, programs and arrangements as in effect on the Closing Date that are applicable to any current or former employees or directors of the Company, subject to the terms and conditions, including the amendment and termination provisions, thereof. Parent or one of its Affiliates shall recognize the service of the Company Employees with the Company and its Affiliates prior to the Closing Date as service with Parent and its Affiliates in connection with any pension or welfare benefit plans and policies (including vacations, paid time-off, and holiday policies) maintained by Parent or one of its Affiliates (each, a “Parent Plan”) which is made available following the Closing Date by Parent or one of its Affiliates for purposes of any waiting period, vesting, eligibility, benefit entitlement and benefit accrual, provided that service credit shall not be required with respect to benefit accruals under any defined benefit pension plan, or to the extent that service credit would result in a duplication of benefits. Parent shall, or shall cause its Affiliates to, to the extent commercially and administratively practicable, (i) waive, or cause its insurance carriers to waive, all limitations as to pre-existing and at-work conditions, if any, with respect to participation and coverage requirements applicable to Company Employees under any welfare benefit plan (as defined in Section 3(1) of ERISA) which is made available to Company

Employees following the Closing Date by Parent or one of its Affiliates, and (ii) provide credit to Company Employees for any co-payments, deductibles and out-of-pocket expenses paid by such employees under the employee benefit plans, programs and arrangements of the Company and its Subsidiaries during the portion of the relevant plan year including the Closing Date.

(b) Notwithstanding anything in this Section 6.9 to the contrary, nothing contained herein, whether express or implied, shall be treated as an amendment or other modification of any Parent Plan or Company Benefit Plan, or shall limit the right of Parent or one of its Affiliates or the Surviving Corporation to amend, terminate or otherwise modify any Parent Plan or Company Benefit Plan following the Effective Time. If (i) a party other than the parties hereto makes a claim or takes other action to enforce any provision in this Agreement as an amendment to any Parent Plan or Company Benefit Plan, and (ii) such provision is deemed to be an amendment to such plan even though not explicitly designated as such in this Agreement, then, solely with respect to such plan, such provision shall lapse retroactively and shall have no amendatory effect with respect thereto.

(c) The parties hereto acknowledge and agree that all provisions contained in this Section 6.9 are included for the sole benefit of the parties hereto, and that nothing in this Agreement, whether express or implied, shall create any third party beneficiary or other rights (i) in any other Person, including, without limitation, any current or former employees or directors of the Company or its Subsidiaries, any participant in any Company Benefit Plan or any Parent Plan, or any dependent or beneficiary thereof, or (ii) to continued employment with Parent or any of its Affiliates.

Section 6.10 Control of Operations. Without in any way limiting any party’s rights or obligations under this Agreement, the parties understand that (i) nothing contained in this Agreement shall give Parent or the Company, directly or indirectly, the right to control or direct the other party’s operations prior to the Effective Time, and (ii) prior to the Effective Time, each of the Company and Parent shall exercise, consistent with the terms and conditions of this Agreement, complete and independent control and supervision over its operations.

Section 6.11 Takeover Statutes. If any “moratorium”, “control share acquisition”, “fair price”, “supermajority”, “affiliate transactions” or “business combination statute or regulation” or other similar state anti-takeover Laws and regulations may become, or may purport to be, applicable to Parent, Merger Sub, the Company, the Merger or any other transactions contemplated hereby, Parent, Merger Sub and the Company, and their respective boards, shall cooperate and grant such approvals and take such actions as are reasonably necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such statute or regulation on the transactions contemplated hereby.

Section 6.12 Exchangeable Notes. Prior to the Closing Date, the Company shall (i) issue a notice of redemption for all of the outstanding aggregate principal amount of the Exchangeable Notes, pursuant to the Exchangeable Notes Indenture, in order to effect a redemption of the Exchangeable Notes no later than fifteen (15) Business Days prior to the Closing Date, (ii) issue all notices required to be issued by the Exchangeable Notes Indenture in connection with the consummation of the Merger relating to the exchange of the Exchangeable

Notes for shares of Common Stock prior to the Closing, and (iii) take all actions necessary for the satisfaction and discharge of the Exchangeable Notes (other than such notes that are surrendered for exchange prior to the Closing), pursuant to the Exchangeable Notes Indenture, effective as of the Closing Date.

Section 6.13 FIRPTA. Prior to the Closing Date, Parent shall deliver a certification by the Company described in US Treasury Regulation Section 1.1445-2(c)(3) to Merger Sub.

Section 6.14 No Solicitation of Other Bids. From and after the date hereof until the earlier of the Closing or the termination of this Agreement in accordance with its terms, the Company shall not, and shall not authorize or permit any of its Affiliates or any of its or their representatives to, directly or indirectly, (i) encourage, solicit, initiate, facilitate or continue inquiries regarding an Acquisition Proposal; (ii) enter into discussions or negotiations with, or provide any information to, any Person concerning a possible Acquisition Proposal; or (iii) enter into any agreements or other instruments (whether or not binding) regarding an Acquisition Proposal. The Company shall immediately cease and cause to be terminated, and shall cause its Affiliates to, and use reasonable best efforts to cause all of its and their representatives to immediately cease and cause to be terminated, all existing discussions or negotiations with any Persons conducted heretofore with respect to, or that could lead to, an Acquisition Proposal. For purposes hereof, “Acquisition Proposal” shall mean any inquiry, proposal or offer from any Person (other than Parent or any of its Affiliates) concerning (i) a merger, consolidation, liquidation, recapitalization, share exchange or other business combination transaction involving the Company; (ii) the issuance, acquisition or sale of shares of capital stock or other equity securities of the Company; or (iii) the sale, lease, exchange or other disposition of any significant portion of the Company’s properties or assets, other than the transactions contemplated by this Agreement.

Section 6.15 Parent Vote and Merger Sub. Parent shall take all action necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement. Promptly following the execution of this Agreement, Parent, as the sole stockholder of Merger Sub, shall execute and deliver written consents adopting this Agreement in accordance with the DGCL (the “Merger Sub Shareholder Approval”), and provide copies of such written consents to the Company.

Section 6.16 Accounting for Closing Payments. At least five (5) Business Days prior to the Closing Date, the Company shall provide Parent with a true and complete accounting of all Transaction Expenses.

Section 6.17 Notice to Stockholders. Promptly following the date hereof, and the delivery of the Stockholders Consent, the Company shall deliver the notice required pursuant to Sections 228 and 262 of the DGCL to each holder of record of capital stock of the Company that has not theretofore executed and delivered the Stockholder Consent and is entitled to such notice under the DGCL, which notice will include an information statement, describing in all material respects, the material terms and conditions set forth in this Agreement and the transactions contemplated hereby and informing such holders of record of capital stock of the adoption and approval of this Agreement by the Board of Directors of the Company and the Company’s receipt of the Stockholder Consent.

Section 6.18 Evidence of Drag Notice. The Company shall promptly and, in any event within 15 Business Days of the date hereof, provide evidence that the Drag Notice (a) has been issued by the Majority Stockholders in accordance with the terms of the Stockholders Agreement and (b) requires the Stockholders to vote in favor of the Merger and the transactions contemplated hereby and waive any dissenter’s rights, appraisal rights or similar rights in accordance with the Stockholders Agreement.

Section 6.19 280G Shareholder Vote. The Company shall (a) no later than three (3) Business Days prior to the Closing Date, solicit from each “disqualified individual” with respect to the Company (within the meaning of Section 280G(c) of the Code) to receive any payment or benefits that would constitute a “parachute payment” (within the meaning of Section 280G(b)(2)(A) of the Code), a waiver of such disqualified individual’s rights to some or all of such payments or benefits (the “Waived 280G Benefits”) so that all remaining payments and/or benefits, if any, shall not be deemed to be “excess parachute payments” (within the meaning of Section 280G of the Code) and (b) no later than two (2) Business Days prior to the Closing Date submit to a stockholder vote (along with adequate disclosure satisfying the requirements of Section 280G(b)(5)(B)(ii) of the Code and any regulations promulgated thereunder) the right of any such “disqualified individual” to receive the Waived 280G Benefits. Prior to soliciting such waivers and approval, the Company shall provide drafts of such waivers and approval materials to Parent for its reasonable review no later than three (3) Business Days prior to soliciting such waivers and soliciting such approval. If any of the Waived 280G Benefits fail to be approved as contemplated above, such Waived 280G Benefits shall not be made or provided. Prior to Closing, the Company shall deliver to Parent evidence reasonably acceptable to Parent that a vote of the stockholders of the Company was solicited in accordance with the foregoing provisions of this Section 6.19 and that either (i) the requisite number of votes of the Stockholders of the Company was obtained with respect to the Waived 280G Benefits (the “280G Approval”) or (ii) the 280G Approval was not obtained, and, as a consequence, the Waived 280G Benefits shall not be made or provided.

ARTICLE VII.

CONDITIONS TO CLOSING

Section 7.1 Conditions Precedent to Obligations of Parent. The obligations of Parent and Merger Sub to consummate the transactions contemplated by this Agreement are subject to the satisfaction, on or prior to the Closing Date, of each of the following conditions (any or all of which may be waived by Parent in whole or in part to the extent permitted by applicable Law):

(a) (i) the representations and warranties of the Company contained in Section 4.1 (Organization and Good Standing), Section 4.2 (Authorization of Agreement), Section 4.4(a) (Capitalization) and Section 4.21 (Financial Advisors) shall be true and correct (subject, solely in the case of Section 4.4(a), to de minimis exceptions) as of the Closing Date as if made on and as of the Closing Date (or, if given as of a specific date, at and as of such date), except for changes permitted by this Agreement; and (ii) the other representations and warranties of the Company contained in Article IV, disregarding all qualifications and exceptions contained therein relating to materiality or Material Adverse Effect, shall be true and correct as of the Closing Date as if made on and as of the Closing Date (or, if given as of a specific date, at and as of such date), except (x) for changes permitted by this Agreement or (y) where the failure of such representations and warranties to be true and correct would not have a Material Adverse Effect; and Parent shall have received a certificate signed by an authorized officer of the Company, confirming the foregoing clauses (i) and (ii); provided, that in the event Parent delivers a Cut-off Date Notice, such representations and warranties shall be true and correct, subject to the foregoing qualifications and limitations, as of the date of such Cut-off Date Notice and not the Closing Date;

(b) the Company shall have performed and complied in all material respects with all obligations, covenants and agreements required by this Agreement to be performed or complied with by it at or prior to the Closing (other than Section 6.13 (“FIRPTA”), a breach of which shall only permit Parent and Merger Sub to exercise their rights under Section 3.6); and Parent shall have received a certificate signed by an authorized officer of the Company, confirming the foregoing;

(c) there shall not be in effect any Order by a Governmental Body of competent jurisdiction restraining, enjoining, or otherwise prohibiting or preventing the consummation of the Merger or the transactions contemplated hereby; and

(d) (i) the waiting period applicable to the transactions contemplated by this Agreement under the HSR Act shall have expired or early termination shall have been granted, (ii) consents listed on Schedule 7.1(d), in respect of applicable Laws, shall have been obtained or any mandatory waiting periods applicable to the transactions contemplated by this Agreement under such Laws shall have expired or been otherwise terminated, and (iii) CFIUS Clearance shall have been obtained; and

(e) the Stockholders Consent shall be in full force and effect.

Section 7.2 Conditions Precedent to Obligations of the Company. The obligations of the Company to consummate the transactions contemplated by this Agreement are subject to the satisfaction, on or prior to the Closing Date, of each of the following conditions (any or all of which may be waived by the Company in whole or in part to the extent permitted by applicable Law):

(a) the representations and warranties of Parent contained in Article V, disregarding all qualifications and exceptions contained therein relating to materiality or material adverse effect, shall be true and correct as of the Closing Date as if made on and as of the Closing Date (or, if given as of a specific date, at and as of such date), except where the failure of such representations and warranties to be true and correct would not reasonably be expected to impair in any material respect the ability of Parent or Merger Sub to perform its obligations under this Agreement or prevent or materially delay consummation of the transactions contemplated by this Agreement; and the Company shall have received a certificate signed by an authorized officer of Parent, confirming the foregoing;

(b) Parent shall have performed and complied in all material respects with all obligations, covenants and agreements required by this Agreement to be performed or complied with by Parent at or prior to the Closing; and the Company shall have received a certificate signed by an authorized officer of Parent, confirming the foregoing;

(c) there shall not be in effect any Order by a Governmental Body of competent jurisdiction restraining, enjoining or otherwise prohibiting or preventing the consummation of the Merger or the transactions contemplated hereby; and

(d) (i) the waiting period applicable to the transactions contemplated by this Agreement under the HSR Act shall have expired or early termination shall have been granted, (ii) the consents listed on Schedule 7.1(d), in respect of applicable Laws, shall have been obtained or any mandatory waiting periods applicable to the transactions contemplated by this Agreement under such Laws shall have expired or been otherwise terminated.

Section 7.3 Frustration of Closing Conditions. Neither the Company nor Parent may rely on the failure of any condition set forth in Section 7.1 or Section 7.2, as the case may be, to be satisfied if such failure was caused by such party’s failure to use its commercially reasonable efforts to comply with any provision of this Agreement.

ARTICLE VIII.

SURVIVAL OF REPRESENTATIONS AND WARRANTIES AND COVENANTS

Section 8.1 Survival. The representations, warranties and covenants of the parties hereto contained herein shall not survive the Effective Time, except for those covenants contained herein that by their terms apply or are to be performed in whole or in part after the Effective Time. There are no remedies available to the parties hereto with respect to any breach of the representations, warranties, covenants or agreements of the parties to this Agreement after the Effective Time, except for covenants to be performed in whole or in part after the Effective Time. Notwithstanding anything to the contrary elsewhere in this Agreement, no party shall, in any event, be liable to the other party for any consequential, special or punitive damages.

Section 8.2 Indemnification.

(a) On the Closing Date, Parent, the Stockholders Representative and the Company shall enter into an escrow agreement, in a form to be mutually agreed, with the New York Escrow Agent, effective as of the Closing Date (the “Indemnity Escrow Agreement”), and Parent shall deliver or cause to be delivered to the New York Escrow Agent US$60,000,000 (as subject to reduction under Sections 8.2(g)-(i), the “Indemnity Escrow Amount”) to be held in two accounts in the amount of US$50,000,000 (the “First Indemnity Escrow Account”) and US$10,000,000 (the “Second Indemnity Escrow Account”) (collectively, the “Indemnity Escrow Accounts”) administered by the New York Escrow Agent pursuant to the terms of the Indemnity Escrow Agreement. All costs, fees, charges and expenses assessed by the New York Escrow Agent to maintain the Indemnity Escrow Accounts as required hereunder, and any and all penalties, obligations and liabilities associated therewith or arising therefrom shall be paid by the Surviving Corporation.

(b) Subject to the other provisions of this Section 8.2, the Indemnity Escrow Agreement shall entitle Parent and its Affiliates and their respective representatives and permitted assigns (each, a “Parent Indemnitee”) to the disbursement of funds from the First Indemnity Escrow Account or the Second Indemnity Account to indemnify each Parent Indemnitee against, and reimburse each Parent Indemnitee for, any Losses (“Indemnifiable Losses”) described in Schedule 8.2(a) or Schedule 8.2(b), respectively, and required to be paid by the Surviving Corporation or any of its Subsidiaries pursuant to a final resolution with the relevant Governmental Body (a “Resolution”) of the matters set forth in Schedule 8.2(a) (the “First Indemnifiable Matter”) or Schedule 8.2(b) (the “Second Indemnifiable Matter” and collectively, the “Indemnifiable Matters”), respectively. For the avoidance of doubt, the Parent Indemnitees’ indemnification rights shall be limited to the First Indemnity Escrow Account for the First Indemnifiable Matter, and to the Second Indemnity Escrow Account for the Second Indemnifiable Matter.

(c) The Surviving Corporation shall manage the Indemnifiable Matters in accordance with past practice and use commercially reasonable efforts to minimize any Indemnifiable Losses, and shall:

(i) notify the Stockholders Representative of any substantive communications received from any Governmental Body, court or other tribunal relating to any Indemnifiable Matter within five (5) Business Days after the receipt of such communications;

(ii) provide the Stockholders Representative with a copy of any substantive written or electronic communications or documents received from any Governmental Body, court or other tribunal relating to any Indemnifiable Matter within five (5) Business Days after the receipt of such written or electronic communications or documents;

(iii) retain and maintain all books and records, annexes, software, data, work papers and other documents and information relating to any Indemnifiable Matter until a Resolution of such Indemnifiable Matter occurs;

(iv) to the extent reasonably requested by the Stockholders Representative, promptly provide the Stockholders Representative (or any advisor thereto) with reasonable cooperation and access to any documents or information relating to any Indemnifiable Matter, including by making employees available on a mutually convenient basis to provide explanation of documents or information relating to any Indemnifiable Matter;

(v) consult with the Stockholders Representative prior to making any material or strategic decisions relating to any Indemnifiable Matter;

(vi) refrain from settling or compromising any Indemnifiable Matter without the Stockholders Representative’s prior written consent; and

(vii) follow any directions received from the Stockholders Representative regarding any Indemnifiable Matter (including any such directions regarding the settlement, compromise, appeal or litigation), provided that the Surviving Corporation shall not be required to follow any such directions regarding a settlement or compromise that would (A) result in Indemnifiable Losses that would exceed the amount in the First Indemnity Escrow Account or the Second Indemnity Escrow Account, as applicable, (B) cause the Surviving Corporation (or an Affiliate thereof) to incur material liabilities with respect to a period beginning after the Closing Date, or (C) not result in a complete Resolution of either the First Indemnifiable Matter or the Second Indemnifiable Matter, as applicable.

(d) The Surviving Corporation shall be entitled to reimbursement from the applicable Indemnity Escrow Account for the reasonable costs of outside advisors (who are reasonably satisfactory to the Stockholders Representative) incurred by the Surviving Corporation in connection with its management of any Indemnifiable Matter.

(e) Within fifteen (15) Business Days following a Resolution after the Closing, the Surviving Corporation, Parent and the Stockholders Representative shall provide a joint written instruction to the New York Escrow Agent, pursuant to the Indemnity Escrow Agreement, instructing the New York Escrow Agent to disburse from the applicable Indemnity Escrow Account (i) to the applicable Parent Indemnitee an amount equal to the lesser of (x) the Indemnifiable Losses resulting from such Resolution (less any prior disbursements in respect of the applicable Indemnifiable Matter pursuant to the proviso below) and (y) the balance of the applicable Indemnity Escrow Account, and then (ii) (A) to the Paying Agent for further distribution to the Stockholders, and (B) to the Surviving Corporation for payroll processing and distribution at the next administratively practicable payroll date to each Optionholder and RSU Holder, in each case, on a pro-rata basis (calculated based on the shares of Common Stock, Options, and RSUs, held by each Stockholder, Optionholder and RSU Holder, as applicable, immediately prior to the Effective Time) any funds remaining in the applicable Indemnity Escrow Account after the disbursement to the applicable Parent Indemnitee; provided, however, that if certain portions or aspects of an Indemnifiable Matter are finally resolved prior to the Resolution of such Indemnifiable Matter, then by mutual agreement of the Surviving Corporation, Parent and the Stockholders Representative, the amount of Indemnifiable Losses resulting from such resolution shall be disbursed from the applicable Indemnity Escrow Account to Parent within fifteen (15) Business Days following such resolution.

(f) If there is no Resolution of the Second Indemnifiable Matter prior to the Resolution of the First Indemnifiable Matter after the Closing, then the Surviving Corporation, Parent and the Stockholders Representative shall provide a joint written instruction to the New York Escrow Agent within fifteen (15) Business Days of the Resolution of the First Indemnifiable Matter instructing the New York Escrow Agent to disburse (A) fifty percent (50%) of the balance of the Second Indemnity Escrow Account to the applicable Parent Indemnitee and (B) fifty percent (50%) of the balance of the Second Indemnity Escrow Account (I) to the Paying Agent for further distribution to the Stockholders, and (II) to the Surviving Corporation for payroll processing and distribution at the next administratively practicable payroll date to each Optionholder and RSU Holder, in each case, on a pro-rata basis (calculated based on the shares of Common Stock, Options, and RSUs, held by each Stockholder, Optionholder and RSU Holder, as applicable, immediately prior to the Effective Time).

(g) Notwithstanding any other provision of this Agreement to the contrary, if there is a Resolution of the First Indemnifiable Matter and a Resolution of the Second Indemnifiable Matter prior to the Closing, then:

(i) the Base Consideration shall be reduced by the lesser of (x) the Indemnifiable Losses resulting from the Resolution of the First Indemnifiable Matter and (y) US$50,000,000;

(ii) the Base Consideration shall be further reduced by the lesser of (x) the Indemnifiable Losses resulting from the Resolution of the Second Indemnifiable Matter and (y) US$10,000,000;

(iii) the Indemnity Escrow Amount shall equal zero; and

(iv) the other provisions of this Section 8.2 shall cease to have any effect.

(h) Notwithstanding any other provision of this Agreement to the contrary, if there is a Resolution of the First Indemnifiable Matter but no Resolution of the Second Indemnifiable Matter prior to the Closing, then:

(i) the Base Consideration shall be reduced by the lesser of (x) the Indemnifiable Losses resulting from such Resolution plus US$5,000,000 and (y) US$55,000,000;

(ii) the Indemnity Escrow Amount shall equal zero; and

(iii) the other provisions of this Section 8.2 shall cease to have any effect.

(i) Notwithstanding any other provision of this Agreement to the contrary, if there is a Resolution of the Second Indemnifiable Matter but no Resolution of the First Indemnifiable Matter prior to the Closing, then:

(i) the Base Consideration shall be reduced by the lesser of (x) the Indemnifiable Losses resulting from such Resolution and (y) US$10,000,000;

(ii) the Indemnity Escrow Amount shall equal US$50,000,000; and

(iii) the other provisions of this Section 8.2 shall, to the extent relating to the Second Indemnifiable Matter or the Second Indemnity Escrow Account, cease to have any effect.

(j) For Tax purposes, any disbursements from the Indemnity Escrow Accounts to the Stockholders (by way of the Paying Agent) shall be treated as adjustments to the purchase price, except to the extent otherwise required by Law.

ARTICLE IX.

CLOSING AND TERMINATION

Section 9.1 Closing Date. Subject to the satisfaction of the conditions set forth in Section 7.1 and Section 7.2 hereof (or the waiver thereof by the party entitled to waive that condition), the closing of the transactions contemplated hereby (the “Closing”) shall take place at the offices of Fried, Frank, Harris, Shriver & Jacobson LLP, One New York Plaza, New York, NY 10004 (or at such other place as Parent and the Company may designate in writing) (a) at 10:00 a.m. (Eastern time) on a date to be specified by Parent and the Company, which date shall be no later than the fifteenth (15th) Business Day after the satisfaction or waiver of each condition to the Closing set forth in Article VII (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), provided, that if the satisfaction of each condition to the Closing set forth in Article VII occurs prior to the date that is fifteen (15) Business Days before six (6) months from the date of this Agreement, then Parent, upon written notice to the Company no later than two (2) Business Days following the satisfaction of each condition to the Closing set forth in Article VII (a “Cut-off Date Notice”), may elect in its sole discretion for the Closing to take place no later than the first Business Day after six (6) months from the date of this Agreement, or (b) another time or date, or both, as agreed to in writing by Parent and the Company. The date on which the Closing shall occur is referred to in this Agreement as the “Closing Date.”

Section 9.2 Termination of Agreement. This Agreement may be terminated and the Merger may be abandoned any time prior to the Effective Time as follows:

(a) by the Company or Parent on or after May 29, 2017 (the “End Date”) (which shall automatically be extended for one additional period of ninety (90) days following the then-current End Date if, as of the then-current End Date, all of the conditions to the Closing have been satisfied or shall be capable of then being satisfied other than the conditions set forth in Sections 7.1(c), 7.1(d), 7.2(c), or 7.2(d)), if the Effective Time shall not have then occurred by the close of business on such date; provided, that the right to terminate this Agreement pursuant to this Section 9.2(a) shall not be available to the Company or the Parent, as applicable, if the principal reason the Merger shall not have been consummated by such time is the breach by such party of its obligations under this Agreement;

(b) by mutual written consent of the Company and Parent;

(c) by the Company or Parent if there shall be in effect a final nonappealable Order of a Governmental Body of competent jurisdiction restraining, enjoining or otherwise prohibiting or preventing the consummation of the transactions contemplated hereby, it being agreed that, except in the event of such an Order from a Governmental Body in the PRC or due to the Laws of a Governmental Body in the PRC, the parties hereto shall promptly appeal any adverse determination which is not nonappealable (and pursue such appeal with reasonable diligence); provided, (i) the right to terminate this Agreement pursuant to this Section 9.2(c) shall not be available to the Company or Parent, as applicable, if the issuance of such final nonappealable Order was primarily due to the breach by such party of its obligations under this Agreement and (ii) the Company or Parent may terminate the Agreement pursuant to this Section 9.2(c) in the event of any Order of a Governmental Body in the PRC or due to the Laws of a Governmental Body in the PRC, no matter if such Order is final or nonappealable;

(d) by Parent if (i) neither Parent nor Merger Sub is then in material breach of any of their respective representations, warranties, covenants or agreements contained in this Agreement, and (ii) the Company shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (A) if it occurred or was continuing to occur on the Closing Date, would result in a failure of any of the conditions set forth in Section 7.1(a) or Section 7.1(b), and (B) by its nature, cannot be cured prior to the End Date or, if such breach or failure is capable of being cured by the End Date, the Company has not cured such breach or failure within the earlier of the End Date or thirty (30) days after receiving written notice from Parent describing such breach or failure in reasonably detail;

(e) by the Company if (i) the Company is not then in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement, and (ii) Parent or Merger Sub shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (A) if it occurred or was continuing to occur on the Closing Date, would result in a failure of any of the conditions set forth in Section 7.2(a) or Section 7.2(b), and (B) by its nature, cannot be cured prior to the End Date or, if such breach or failure is capable of being cured by the End Date, Parent or Merger Sub have not cured such breach or failure within the earlier of the End Date or thirty (30) days after receiving written notice from the Company describing such breach or failure in reasonably detail;

(f) by the Company, if (i) all of the conditions set forth in Section 7.1 have been satisfied or waived (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), (ii) the Company has confirmed in writing that it is ready and able to consummate the Closing and (iii) Parent and Merger Sub fail to consummate the Closing on the date the Closing is required to have occurred pursuant to Section 9.1; or

(g) by the Parent, if (i) all of the conditions set forth in Section 7.2 have been satisfied or waived (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), (ii) the Parent and Merger Sub have confirmed in writing that it is ready and able to consummate the Closing and (iii) the Company fails to consummate the Closing on the date the Closing is required to have occurred pursuant to Section 9.1.

Section 9.3 Procedure Upon Termination. In the event of termination of this Agreement by Parent or the Company, or both, pursuant to Section 9.2 hereof (other than pursuant to Section 9.2(b)), written notice thereof shall forthwith be given to the other party, and this Agreement shall terminate, and the Merger contemplated hereby shall be abandoned, without further action by Parent or the Company.

Section 9.4 Effect of Termination. If this Agreement is validly terminated pursuant to Section 9.2, this Agreement shall become void and of no effect with no liability on the part of any party (or any stockholder, director, officer, employee, agent, consultant or representative of such party) to the other party hereto, except: (i) that no such termination shall relieve Parent of any liability of Parent under this Agreement, including payment of the Parent Termination Fee and other amounts if payable pursuant to Section 9.6; (ii) subject to the terms of this Agreement, if such termination shall result from the (A) failure of either party to fulfill a condition to the performance of the obligations of the other party or (B) failure of either party to perform an agreement or covenant contained herein, such party shall not be relieved of any liability to the other party as a result of such failure or breach; (iii) the provisions of Section 6.8, this Section 9.4, Section 9.5, Section 9.6, Article X and Article I hereof and the provisions of the Confidentiality Agreement shall survive any such termination; and (iv) with respect to any liabilities or damages incurred or suffered by a party, to the extent such liabilities or damages were the result of fraud or intentional breach of any provisions hereof.

Section 9.5 Parent Termination Fee Escrow Funds.

(a) Concurrently, or prior to, with the date hereof, Parent and the Company have opened an escrow account with the HK Escrow Agent (“HK Escrow Account”), entered into the HK Escrow Agreement with the HK Escrow Agent, and delivered to the HK Escrow Agent all documentation and other information that the HK Escrow Agent reasonably determines is necessary under applicable “know your customer” and anti-money laundering rules and regulations (including the Patriot Act), pursuant to which the HK Escrow Agent will administer the HK Escrow Account. All costs, fees, charges and expenses assessed by the HK Escrow Agent to maintain the HK Escrow Account as required hereunder, and any and all penalties, obligations and liabilities associated therewith or arising therefrom shall be paid by Parent.

(b) Concurrently with the execution hereof, Parent shall deliver or cause to be delivered to the HK Escrow Agent US$100,000,000 (“Parent Termination Fee”) to be held in the HK Escrow Account, and administered by the HK Escrow Agent, as collateral and security for the payment of the Parent Termination Fee in accordance with this Agreement and the HK Escrow Agreement.

(c) In the event the Parent Termination Fee is payable pursuant to Section 9.6 hereof, Parent and the Company shall deliver a joint written instruction to the HK Escrow Agent to release the funds held in the HK Escrow Account in an amount equal to the Parent Termination Fee to the Company or its designee in accordance with the HK Escrow Agreement. If the Parent Termination Fee is not payable pursuant to Section 9.6, or if after payment to the Company of the Parent Termination Fee additional funds remain in the HK Escrow, Parent and the Company shall promptly deliver a joint written instruction to the HK Escrow Agent to release such remaining funds to Parent or its designee in accordance with the terms of the HK Escrow Agreement.

Section 9.6 Termination Fees and Expenses.

(a) In the event that:

(i) (A) One or more of the conditions set forth in Section 7.1(c) or Section 7.1(d) (in each case solely in respect of an Order of a Governmental Body in the PRC or due to

Laws of a Governmental Body in the PRC) has not been satisfied and (B) this Agreement is terminated by either the Company or Parent pursuant to Section 9.2(a), provided, that the Company is not then in material breach of the representations, warranties or covenants contained in this Agreement such that Parent would not be obligated to close the transactions contemplated by this Agreement under Section 7.1(a) and Section 7.1(b);

(ii) this Agreement is terminated by either the Company or Parent pursuant to Section 9.2(c) (solely in respect of an Order of a Governmental Body in the PRC or due to Laws of a Governmental Body in the PRC), provided that the terminating party is not then in material breach of the representations, warranties or covenants contained in this Agreement such that Company or Parent would not be obligated to close the transactions contemplated by this Agreement under Section 7.1(a) and Section 7.1(b) or Section 7.2(a) and Section 7.2(b), as applicable; or

(iii) this Agreement is terminated by the Company pursuant to Section 9.2(e) or Section 9.2(f),

then Parent shall pay, or cause to be paid, to the Company or its designee an amount equal to the Parent Termination Fee (provided, that in the event that the Parent Termination Fee becomes payable pursuant to Section 9.6(a)(i) or Section 9.6(a)(ii), the Parent Termination Fee shall be equal to US$60,000,000) either directly or out of the HK Escrow Account as promptly as possible (but in any event within two (2) Business Days after such termination), by wire transfer of immediately available funds; provided, that if Parent has paid or caused to be paid to the Company or its designee the Parent Termination Fee directly, the funds in the HK Escrow Account shall be simultaneously released and returned to Parent or its designee. In no event shall Parent be required to pay the Parent Termination Fee on more than one occasion.

(b) In the event that Parent fails to pay the Parent Termination Fee when due and in accordance with the requirements of this Agreement, Parent shall reimburse the Company for costs and expenses actually incurred or accrued by the Company (including fees and expenses of counsel) in connection with the collection under and enforcement of this Section 9.6, together with interest on such unpaid Parent Termination Fee commencing on the date that the Parent Termination Fee became due, at a rate equal to three percent (3%) per annum. Such collection expenses shall not otherwise diminish in any way the payment obligations hereunder.

(c) Each of the Company, Parent and Merger Sub acknowledges that (i) the agreements contained in this Section 9.6 are an integral part of the transaction contemplated hereby, (ii) the damages resulting from termination of this Agreement under circumstances where a Parent Termination Fee is payable are uncertain and incapable of accurate calculation and, therefore, the amounts payable pursuant to Section 9.6(a) are not a penalty but rather constitute amounts akin to liquidated damages in a reasonable amount that will compensate the Company for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Merger, and (iii) without the agreements contained in this Section 9.6, the parties hereto would not have entered into this Agreement.

ARTICLE X.

MISCELLANEOUS

Section 10.1 Expenses. Each party to this Agreement shall bear its respective fees, costs and expenses incurred in connection with the preparation, negotiation, execution and performance of this Agreement and the transactions contemplated hereby (including legal, accounting, financial advisor and other professional fees). For the avoidance of doubt, Parent shall be solely responsible for all of the filing fees required pursuant to the HSR Act and in connection with the filings set forth on Schedule 7.1(d).

Section 10.2 Entire Agreement. This Agreement (including the schedules and exhibits hereto), the Confidentiality Agreement, and each other agreement, document, instrument or certificate contemplated hereby or to be executed in connection with the transactions contemplated hereby, represent the entire understanding and agreement between the parties hereto with respect to the subject matter hereof and thereof, and supersede all prior agreements among the parties respecting the transactions contemplated hereby. The parties hereto have voluntarily agreed to define their rights, liabilities and obligations respecting the transactions contemplated hereby exclusively in contract pursuant to the express terms and provisions of this Agreement and the other agreements, documents, instruments and certificates contemplated hereby, and the parties hereto expressly disclaim that they are owed any duties or are entitled to any remedies not expressly set forth in this Agreement or any of the agreements, documents, instruments or certificates contemplated hereby.

Section 10.3 Amendments and Waivers. This Agreement can be amended, supplemented or changed, and any provision hereof can be waived, only by written instrument making specific reference to this Agreement signed by the party against whom enforcement of any such amendment, supplement, modification or waiver is sought; provided, however, that after receipt of the Stockholder Consent, if any such amendment or waiver shall by applicable Law require further approval of the Stockholders, the effectiveness of such amendment or waiver shall be subject to the approval of the Stockholders. No action taken pursuant to this Agreement, including any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representation, warranty, covenant or agreement contained herein. The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a further or continuing waiver of such breach or as a waiver of any other or subsequent breach. No failure on the part of any party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such party preclude any other or further exercise thereof or the exercise of any other right, power or remedy.

Section 10.4 Governing Law. All matters relating to the interpretation, construction, validity and enforcement of this Agreement, including all claims (whether in contract or tort) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance of this Agreement or the transactions contemplated hereby (including any claim or cause of action based upon, arising out of, or relating to any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement), shall be governed by and construed in accordance with the domestic Laws of the State of Delaware without giving effect to any choice or conflict of Law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of Laws of any jurisdiction other than the State of Delaware.

Section 10.5 Dispute Resolution.

(a) Any dispute, claim, controversy or difference arising out of or in connection with this Agreement or the transactions contemplated hereby, including any question regarding its existence, validity, interpretation, performance or termination or any dispute regarding any non-contractual obligation arising out of or in connection with it (a “Dispute”), shall be determined by final and binding arbitration administered by the International Centre for Dispute Resolution of the American Arbitration Association (“ICDR”) in accordance with its International Arbitration Rules (the “ICDR Rules”).

(b) The award rendered by the arbitrators shall be final and binding on the parties and may be entered and enforced in any court having jurisdiction.

(c) There shall be three (3) arbitrators. The parties agree that one arbitrator shall be appointed by the claimant side of any arbitration (whether there are one or more claimants) and one arbitrator shall be appointed by the respondent side of any arbitration (whether there are one or more respondents). Such arbitrator nominations shall be made within twenty (20) days of receipt by respondent (or respondents as the case may be) of a request for arbitration or in default thereof appointed by the ICDR in accordance with the ICDR Rules. The third, presiding, arbitrator shall be appointed by agreement of the two party-appointed arbitrators within fourteen (14) days of the appointment of the second arbitrator or in default of such agreement, by the ICDR in accordance with the ICDR Rules.

(d) The seat or place of arbitration shall be New York, New York. The arbitration shall be held, and the award shall be rendered in the English language.

(e) This agreement to arbitrate shall be binding upon the parties, their successor and assigns. The arbitrators will have no authority to award consequential, special or punitive damages.

(f) Except as may be required by law, no party may disclose the existence, content (including all submissions made to the arbitral tribunal and the transcript of any proceedings) or any and all orders, decisions, and awards issued by the arbitral tribunal without the prior written consent of the other parties, unless necessary to protect or pursue a legal right, including the right to seek annulment, recognition, and/or enforcement of any award.

Section 10.6 Notices. All notices and other communications under this Agreement shall be in writing and shall be deemed given (i) when delivered personally by hand (with written confirmation of receipt), (ii) when sent by facsimile (with written confirmation of transmission) or (iii) one (1) Business Day following the day sent by overnight courier (with written confirmation of receipt), in each case at the following addresses and facsimile numbers (or to such other address or facsimile number as a party may have specified by notice given to the other party pursuant to this provision):

If to the Company, to:

Aleris Corporation

25825 Science Park Drive

Beachwood, OH 44122

Attn: Christopher R. Clegg, Esq., Executive Vice President, General Counsel and Secretary

with a copy to:

Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza

New York, NY 10004

(212) 859-8000 (telephone)

(212) 859-4000 (facsimile)

Attn:	Christopher Ewan, Esq.
Randi Lally, Esq.

If to the Stockholders Representative, to:

OCM Opportunities ALS Holdings, L.P.

c/o Oaktree Capital Management, L.P.

333 South Grand Avenue, 28th Floor

Los Angeles, California 90071

(213) 830-8810 (facsimile)

(213) 830-6499 (facsimile)

Attn:	Scott L. Graves
Brian Laibow

with a copy to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019-6064

(212) 757-3990 (facsimile)

Attn:	Kenneth M. Schneider, Esq.
Ellen Ching, Esq.

If to Parent, Merger Sub and, post-closing, the Surviving Corporation, to:

Zhongwang USA LLC

c/o Corporation Service Company

2711 Centerville Road, Ste. 400

Wilmington, DE 19808

with a copy to:

Freshfields Bruckhaus Deringer US LLP

601 Lexington Avenue

31st Floor

New York, NY 10022

(212) 277-4000 (telephone)

(212) 277-4001 (facsimile)

Attention:	Peter D. Lyons, Esq.
Timothy Wilkins, Esq.

Section 10.7 Severability. If any term or other provision of this Agreement is invalid, illegal, or incapable of being enforced by any law or public policy, all other terms or provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal, or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

Section 10.8 Binding Effect; Assignment; Third Party Beneficiaries. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns. Except as contemplated by Section 3.1 (with respect to the Stockholders’ right to receive the Per Share Merger Consideration), and Section 3.4 (with respect to the Optionholders’ right to receive the Option Cancellation Amount and the RSU Holders’ right to receive the RSU Payment Amount), nothing in this Agreement shall create or be deemed to create any third party beneficiary rights in any person or entity not a party to this Agreement. Notwithstanding anything herein to the contrary, subject to the provisions of Section 6.9(c), the Company shall have the right to enforce the rights of the Stockholders, the Optionholders and the RSU Holders to pursue damages in the event of Parent’s or Merger Sub’s willful and material breach of this Agreement. In addition, the Company shall have the right, but not the obligation to enforce any rights of the Stockholders, the Optionholders and the RSU Holders under this Agreement. No assignment of this Agreement or of any rights or obligations hereunder may be made by any party, directly or indirectly (by operation of Law or otherwise), without the prior written consent of the other parties hereto and any attempted assignment without the required consents shall be void, except that Parent or Merger Sub may transfer or assign its rights and obligations under this Agreement, in whole or from time to time in part, to one or more of their Affiliates at any time (provided that such transfer or assignment shall not relieve Parent or Merger Sub of its obligations hereunder or enlarge, alter or change any obligation of any other party hereto or due to Parent or Merger Sub).

Section 10.9 Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement.

Section 10.10 Waiver of Jury Trial. Each party hereto hereby waives to the fullest extent permitted by applicable Law any right it may have to a trial by jury in respect of any Proceeding directly or indirectly arising out of, under or in connection with this Agreement, any Company Documents, or any transaction contemplated hereby or thereby. Each party hereto (i) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver and (ii) acknowledges that it and the other parties hereto have been induced to enter into this Agreement and the Company Documents, as applicable, by, among other things, the mutual waivers and certifications in this Section 10.10.

Section 10.11 Representative.

(a) The Stockholders Representative shall be the agent and attorney-in-fact for each of the Stockholders and the Optionholders under this Agreement and the other agreements contemplated hereby in accordance with the terms of this Section 10.11. In the event of the resignation, death or incapacity of the Stockholders Representative, a successor Stockholder Representative reasonably satisfactory to Parent shall thereafter be appointed by an instrument in writing signed by Parent and such successor Stockholders Representative.

(b) The Stockholders Representative is hereby authorized and empowered to act for, and on behalf of, any or all of the Stockholders and the Optionholders (with full power of substitution in the premises) in connection with such matters as are reasonably necessary for the consummation and administration of the transactions contemplated in this Agreement, the Indemnity Escrow Agreement and the other agreements contemplated hereby and thereby including executing and delivering all agreements, amendments, certificates, receipts, consents, elections, instructions and other documents contemplated by, or deemed by the Stockholders Representative to be necessary or desirable in connection with, this Agreement, the Indemnity Escrow Agreement, the other agreements contemplated hereby and thereby and the transactions contemplated herein or therein. Parent and Merger Sub shall be entitled to rely on such appointment and to treat the Stockholders Representative as the duly appointed attorney-in-fact of each Stockholder and Optionholder. Notices given to the Stockholders Representative in accordance with the provisions of this Agreement shall constitute notice to the Stockholders and the Optionholders for all purposes under this Agreement.

(c) The appointment of the Stockholders Representative is an agency coupled with an interest and is irrevocable and any action taken by the Stockholders Representative pursuant to the authority granted in this Section 10.11 shall be effective and absolutely binding on each Stockholder and Optionholder notwithstanding any contrary action of or direction from such Stockholder or Optionholder, except for actions or omissions of the Stockholders Representative constituting willful misconduct or gross negligence. The death or incapacity, or dissolution or other termination of existence, of any Stockholder or Optionholder shall not terminate the authority and agency of the Stockholders Representative. Parent, Merger Sub and any other party to any document contemplated by this Agreement in dealing with the Stockholders Representative may conclusively and absolutely rely, without inquiry, upon any act of the Stockholders Representative as the act of the Stockholder or Optionholder.

(d) The Stockholders Representative shall not be liable to any Stockholder, Optionholder or to any other Person (other than Parent or Merger Sub), with respect to any action taken or omitted to be taken by the Stockholders Representative in its role as Stockholders

Representative under or in connection with this Agreement, unless such action or omission results from or arises out of willful misconduct or gross negligence on the part of the Stockholders Representative, and the Stockholders Representative shall not be liable to any Stockholder or Optionholder in the event that, in the exercise of his or its reasonable judgment, the Stockholders Representative believes there will not be adequate resources available to cover potential costs and expenses to contest a claim made by Parent or Merger Sub.

(e) The Stockholders Representative may act pursuant to the advice of counsel with respect to any matter relating to this Agreement and shall not be liable for any action taken or omitted by it in good faith in accordance with such advice. The Stockholders Representative shall be entitled to rely upon any Order, certification, demand, notice, instrument or other writing delivered to it hereunder without being required to determine the authenticity or the correctness of any fact stated therein or the propriety or validity of the service thereof. The Stockholders Representative may act in reliance upon any instrument or signature believed by it to be genuine and may assume that the Person purporting to give receipt or advice or make any statement or execute any document in connection with the provisions hereof has been duly authorized to do so. The Stockholders Representative may conclusively presume that the undersigned representative of any party hereto which is an entity other than a natural person has full power and authority to instruct the Stockholders Representative on behalf of that party unless written notice to the contrary is delivered to the Stockholders Representative.

(f) The Stockholders Representative shall receive reimbursement from, and be indemnified from, the Indemnity Escrow Account, for any and all expenses, charges and liabilities, including reasonable attorneys’ fees, incurred by the Stockholders Representative in the performance or discharge of its duties pursuant to this Section 10.11.

Section 10.12 Performance.

(a) The parties agree that Parent and Merger Sub would suffer irreparable damage in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages or legal remedies, even if available, would not be an adequate remedy therefor. Therefore, it is accordingly agreed that, in addition to any other remedies, Parent and Merger Sub shall be entitled to equitable relief, including an injunction or injunctions to prevent or restrain any breach or threatened breach of this Agreement by the Company or its Subsidiaries and to enforce specifically the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the Company or its Subsidiaries, and appropriate injunctive relief may be applied for and granted in connection therewith. The Company and its Subsidiaries hereto hereby waive: (i) any defenses in any action for specific performance, including the defense that a remedy at law would be adequate; and (ii) any requirement to post a bond or other security as a prerequisite to obtaining equitable relief.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective authorized officers, as of the date first written above.

ALERIS CORPORATION

By:	/s/ Eric M. Rychel
	Name:	Eric M. Rychel
	Title:	Executive Vice President, Chief Financial Officer and Treasurer

ZHONGWANG ALUMINUM CORPORATION

By:	/s/ Chen Ran
Name: Chen Ran
Title: President and Secretary

ZHONGWANG USA LLC

By:	/s/ Chen Ran
Name: Chen Ran
Title: President and Secretary

OCM OPPORTUNITIES ALS HOLDINGS, L.P.

By:	Oaktree Fund GP, LLC,
its general partner

By:	Oaktree Fund GP I, L.P.,
its managing member

By:	/s/ Brian Laibow
	Name:	Brian Laibow
	Title:	Authorized Signatory

By:	/s/ Emily Stephens
	Name:	Emily Stephens
	Title:	Authorized Signatory